Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of May 4, 2017,

by and among

AVANTOR, INC.,

VAIL ACQUISITION CORP

and

VWR CORPORATION

i

ii

EXHIBITS

Exhibit A  -  Certificate of Incorporation of the Surviving Corporation

Exhibit B  -  Index of Defined Terms

iii

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 4, 2017 (this “Agreement”), is made by and among Avantor, Inc., a Delaware corporation (“Parent”), Vail Acquisition Corp, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, and VWR Corporation, a Delaware corporation (the “Company”).

WHEREAS, the parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and, pursuant to the Merger, each share of Company Common Stock shall be converted in the Merger into the right to receive an amount per share equal to $33.25 in cash and without interest (the “Merger Consideration”);

WHEREAS, the board of directors of the Company has (i) determined that the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to and in the best interests of the Company and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (iii) declared this Agreement and the Transactions advisable and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, the boards of directors of Parent and Merger Sub have duly authorized and approved the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, and the board of directors of Merger Sub has declared this Agreement advisable;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, Varietal Distribution Holdings, LLC (“VDH”) has entered into a voting and support agreement, dated as of the date hereof, in substantially the form set forth in Annex I, pursuant to which, among other things, VDH has agreed to vote its shares of Company Common Stock in favor of the Merger and the adoption of this Agreement as set forth therein (the “Voting Agreement”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, the Company and Merger Sub shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.02    Merger Closing. The closing of the Merger (the “Merger Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Ave., New York, New York 10022 on the second business day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI, other than those conditions that by their nature are to be satisfied at the Merger Closing, unless another date, time or place is agreed to in writing by Parent and the Company (but subject to the satisfaction or waiver of such conditions at the Merger Closing); provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VI, unless otherwise agreed in writing by the parties hereto, the Company, Parent and Merger Sub shall not be required to effect the Merger Closing until the earlier of (i) a business day during the Marketing Period specified by Parent on no less than two business days’ prior written notice to the Company and (ii) the second business day following the final day of the Marketing Period (subject in each case to the satisfaction of conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of such conditions at the Merger Closing)). The date on which the Merger Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03    Effective Time. Prior to the Merger Closing, the Company shall prepare, and on the Closing Date the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04    Effects of Merger. The Merger shall have the effects provided in this Agreement and as set forth in the DGCL.

SECTION 1.05    Certificate of Incorporation and By-laws.

(a)    Subject to Section 5.04, at the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to be in the form attached as Exhibit A and, as so amended and restated, such certificate of incorporation shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law.

(b)    Subject to Section 5.04, the By-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

SECTION 1.06    Directors and Officers.

(a)    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 1.07    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or any shares of capital stock of Merger Sub:

(a)    Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)    Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company (other than any shares of Company Common Stock owned by any Company Subsidiary, which shall remain outstanding), Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)    Conversion of other Company Common Stock. Subject to Sections 1.07(b) and 1.07(d), each issued and outstanding share of Company Common Stock shall be converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 1.08, without interest.

(d)    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 1.07(c), but instead the holders of Appraisal Shares shall be entitled to payment of the fair market value of such Appraisal Shares in accordance with Section 262; provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 1.07(c). The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock and Parent shall have the right to participate (as defined for this purpose in Section 5.09) in, and direct all negotiations and Proceedings with respect to, such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, approve any withdrawal of any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with the provisions under Section 262 of the DGCL or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 1.08    Payment of Merger Consideration.

(a)    Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration to former holders of Company Common Stock. Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent, substantially simultaneously with the Effective Time, cash necessary to pay for the shares of Company Common Stock converted into the right to receive Merger Consideration pursuant to Section 1.07(c) (such cash being hereinafter referred to as the “Payment Fund”).

(b)    Payment Procedure. As promptly as reasonably practicable after the Effective Time (but in no event later than two business days after the Effective Time), the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 1.07 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate are converted pursuant to Section 1.07 and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.08, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 1.07. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c)    Treatment of Book-Entry Shares. No holder of record of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request) be entitled to receive, and the Surviving Corporation or Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event later than two business days after the Effective Time to each such holder of record as of the Effective Time), an amount of U.S. dollars equal to the aggregate amount of Merger Consideration to which such holder is entitled hereunder and such Book-Entry Shares shall forthwith be canceled.

(d)    No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article I as a result of the conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock not in violation of the terms of this Agreement or prior to the date of this Agreement. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason they shall be canceled and exchanged as provided in this Article I.

(e)    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate.

(f)    Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed as of the 12 month anniversary of the Closing Date shall be delivered to Parent or its designated affiliate, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article I shall thereafter look only to Parent or its successor-in-interest for payment of its claim for Merger Consideration (subject to applicable abandoned property, escheat and other similar Law).

(g)    No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such

Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation or its designated affiliate, free and clear of any claims or interest of any such holders or their successors, assigns or personal representative previously entitled thereto, subject to the claims of any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article I.

(h)    Investment of Payment Fund. The Payment Fund shall be invested by the Paying Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Nothing contained in this Section 1.08(h) and no investment losses resulting from the investment of the Payment Fund shall diminish the rights of the stockholders to receive the Merger Consideration. To the extent there are losses or the Payment Fund diminishes for any reason below the level required to promptly pay the Merger Consideration pursuant to Section 1.07(c), Parent shall replace or restore the cash in the Payment Fund to ensure the prompt payment of the Merger Consideration. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent or its designated affiliate.

SECTION 1.09    Equity Awards.

(a)    Immediately prior to the Effective Time, each Company Stock Option, whether or not exercisable or vested, shall be canceled and converted into the right to receive (i) an amount in cash determined by multiplying (A) the excess (if any) of the Merger Consideration over the exercise price per share of Company Common Stock underlying such Company Stock Option by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time (such amount, the “Company Stock Option Cash Consideration”). Parent shall cause the Surviving Corporation to pay the Company Stock Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than the first payroll date after the Effective Time unless the first payroll date after the Effective Time is less than three business days after the Effective Time, in which case, the second payroll date after the Effective Time). Following the Effective Time, no holder of any Company Stock Option shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof. For the avoidance of doubt, any Company Stock Option with an exercise price per share of Company Common Stock that equals or exceeds the Merger Consideration shall be cancelled without the payment of consideration.

(b)    Immediately prior to the Effective Time, each restricted stock unit granted under the Company Stock Plan with respect to shares of Company Common Stock that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall be converted into a vested right to receive cash in an amount equal to the Merger Consideration and Parent shall cause the Surviving Corporation to pay such amount at or reasonably promptly after the Effective Time (but in no event later than the first payroll date after the Effective Time unless the first payroll date after the Effective Time is less than three business days after the Effective Time, in which case, the second payroll date after the Effective Time).

(c)    Each share of Company Common Stock issued pursuant to the Company Stock Plan that is subject to specified vesting criteria (each, a share of “Restricted Stock”) which is outstanding immediately prior to the Effective Time shall at the Effective Time become fully vested and be treated in accordance with Section 1.07. At the Effective Time, any outstanding dividends associated with any share of Restricted Stock shall be paid out by the Company in a cash lump sum to the holder thereof.

(d)    The Company shall not commence any purchase period under the Company ESPP after the date hereof, the Company shall not permit any participant to commence participation in the Company ESPP or to increase the amount of the purchase election under the Company ESPP with respect to the current purchase period and, immediately prior to the Effective Time, the Company shall cause the Company ESPP to terminate. In the event that the current purchase period under the Company ESPP remains in progress as of the Closing Date, the Closing Date shall constitute the “Exercise Date” (as defined in the Company ESPP) with respect to such purchase period, and the shares of Company Common Stock acquired thereby shall be converted into the right to receive Merger Consideration as provided under Section 1.07.

(e)    Prior to the Effective Time, the Company Board (or, if duly authorized, any committee thereof administering the Company Stock Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting providing for the transactions contemplated by this Section 1.09.

(f)    No later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill the obligations under this Section 1.09.

SECTION 1.10    Tax Receivables Agreement. At the Effective Time, Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill its obligations under the Tax Receivables Agreement. Parent shall cause the Surviving Corporation to comply with its obligations under the Tax Receivables Agreement and shall cause the Surviving Corporation to make all payments under the Tax Receivables Agreement that become due in connection with the Merger to be made at the Effective Time.

ARTICLE II

Representations and Warranties of the Company

Except as (i) disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the Securities and Exchange Commission (“SEC”) and publicly available, in each case, not less than two business days prior to the date of this Agreement (the “Filed Company SEC Documents”) (but excluding in the case of this clause (i) any disclosures set forth (y) under the headings “Risk Factors,” “Quantitative and Qualitative Disclosures About Market Risk” or “Forward Looking Statements” or (z) in any other section relating to forward-looking statements to the extent they are cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 2.01, Section 2.02, Section 2.03, Section 2.04, Section 2.08(a), Section 2.20, or Section 2.21 of this Agreement or (ii) set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (which shall be arranged in numbered sections corresponding to the numbered sections contained in this Article II, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article II to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other sections, the “Company Disclosure Letter”); provided, however, that no such disclosure shall be deemed to qualify Section 4.01 or Section 2.08(a) of the Company Disclosure Letter (except to the extent set forth on Section 4.01 or Section 2.08(a) of the Company Disclosure Letter, respectively), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 2.01    Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties, rights and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), are included in the Filed Company SEC Documents.

SECTION 2.02    Capital Structure.

(a)    The authorized capital stock of the Company consists of 750,000,000 shares of Company Common Stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on April 28, 2017 (the “Measurement Date”), (i) 131,694,581 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) no Company Common Stock was owned by any Company Subsidiary, (iv) 7,347,874 shares of Company Common Stock were subject to outstanding Company Stock Options with a weighted average exercise price of $24.06 per share, (v) 3,670,235 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan, (vi) 310,190 shares of Company Common Stock were subject to outstanding Company RSUs, (vii) no shares of Restricted Stock were outstanding under the Company Stock Plan and (viii) no shares of Company Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options and the issuance of Company Common Stock upon vesting of Company RSUs.

(b)    All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c)    As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote by virtue of their ownership thereof (“Voting Company Debt”). Neither the Company nor any Company Subsidiary is party to any Contracts with respect to the voting (including voting trusts or proxies) of any shares of Company Common Stock or other voting securities or equity interests of the Company.

(d)    Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, security, unit, right or Contract or (iii) that give any Person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock by virtue of their ownership thereof. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan, (C) the acquisition by the Company of Company Stock Options in connection with the forfeiture of such awards and (D) the acquisition by the Company of Company RSUs in connection with the forfeiture of such awards.

(e)    All Company Stock Options, Restricted Stock and Company RSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements differ from such forms and from one another with respect to the number of Company Stock Options or shares of Company Common Stock covered thereby, the exercise price (if applicable), the vesting schedule, the grant date and expiration date applicable thereto and other similar terms.

(f)    Section 2.02(f) of the Company Disclosure Letter sets forth, as of the Measurement Date, a complete and correct list of all outstanding Company Stock Options, Company RSUs, Restricted Stock, the number of shares of Company Common Stock subject to each such award, the grant date, to the extent applicable, the exercise price per share, vesting schedule and the name of the holder thereof.

SECTION 2.03    Company Subsidiaries; Equity Interests.

(a)    Each of the Company’s subsidiaries (together, the “Company Subsidiaries”) is duly organized or formed, as applicable, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except where any such failure would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company Subsidiaries (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties, rights and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Section 2.03(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each Company Subsidiary and its jurisdiction of organization. All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, free and clear of all pledges, liens, charges, mortgages, encumbrances, licenses, adverse ownership interests and security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens. As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Company Subsidiary.

(b)    Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

SECTION 2.04    Authority; Execution and Delivery; Enforceability.

(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject only to adoption of this Agreement by the holders of a majority of the outstanding Company Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”). The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting the enforcement of creditors’ rights and remedies, or by general principles of equity governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity and except as rights to indemnity and contribution may be limited by state or Federal securities laws or public policy underlying such laws (the “Bankruptcy, Equity and Indemnity Exception”)).

(b)    The board of directors of the Company (the “Company Board”), at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that the Transactions are fair to and in the best interest of the Company and its stockholders, (ii) approving and declaring advisable the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iii) irrevocably approving for all purposes, to the extent permitted by Law, Parent, Merger Sub and their respective affiliates not to be subject to any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other antitakeover Laws (including Section 203 of the DGCL) of any jurisdiction that may purport to be applicable to the Company, Parent, Merger Sub or any of their respective affiliates or this Agreement or the Transactions with respect to any of the foregoing and (iv) resolving to recommend that the holders of Company Common Stock vote in favor of the adoption of this Agreement and the Merger (such recommendation, the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way. The only vote or approval of the holders of any class or series of capital stock of the Company or any of the Company Subsidiaries which is required to adopt and approve this Agreement and the Transactions is the Company Requisite Vote.

SECTION 2.05    No Conflicts; Consents.

(a)    The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien other than any Permitted Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable organizational documents of any Company Subsidiary, (ii) any Contract to which the Company or any Company Subsidiary is a party or (iii) subject to the filings and other matters referred to in Section 2.05(b), any judgment, order, injunction or decree of any Governmental Entity (“Judgment”) or statute, law (including common law), ordinance, rule or regulation of any Governmental Entity (“Law”), in either case that is applicable to the Company or any Company Subsidiary or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (it being agreed that for purposes of this Section 2.05(a), clause (G) of the definition of the term “Company Material Adverse Effect,” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

(b)    No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, notification, declaration or filing with, or permit from, any national, Federal, state, provincial, local or other government, domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under U.S. Antitrust Laws, including the Hart-Scott-

Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the applicable requirements of antitrust, competition, foreign investment or other similar Laws of jurisdictions other than the United States (collectively, “Foreign Antitrust Laws” and together with the U.S. Antitrust Laws, “Antitrust Laws”), (iii) notices to the U.S. Department of Defense, Defense Security Service (“DSS”) pursuant to NISPOM, (iv) notices to the U.S. State Department Directorate of Defense Trade Controls (“DDTC”) pursuant to the International Traffic in Arms Regulations (“ITAR”), (v) the filing with the SEC of (A) the Proxy Statement and (B) such reports under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) as may be required in connection with this Agreement, the Merger and the other Transactions, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (vii) such filings as may be required under the rules and regulations of the NASDAQ Stock Market LLC (“Nasdaq”) and (viii) such other items (A) required solely by reason of the participation of Parent (as opposed to any third Person) in the Transactions or (B) the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (it being agreed that for purposes of this Section 2.05(b), clause (G) of the definition of the term “Company Material Adverse Effect,” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

SECTION 2.06    SEC Documents; Undisclosed Liabilities.

(a)    The Company has filed and furnished, on a timely basis, all reports, schedules, forms, statements and other documents required to be filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act by the Company with the SEC since January 1, 2015 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Company SEC Documents”). (i) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff and (ii) none of the subsidiaries of the Company is, or at any time since January 1, 2015, has been subject to the reporting requirements of Section 13a or 15d of the Exchange Act or otherwise required to file any periodic reports, schedules, proxy statements or other documents with the SEC.

(b)    As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”)) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that the Company makes no representation or warranty with respect to information furnished in writing by Parent or Merger Sub specifically for inclusion or use in any such document).

(c)    The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents when filed (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(d)    Except as reflected or reserved against in the consolidated balance sheet of the Company, as of December 31, 2016, or the notes thereto, included in the Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Company Balance Sheet, (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the Transactions and (iv) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)    The Company has established and maintains, and has, since January 1, 2015 maintained, disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) in all material respects in compliance with the requirements of Rule 13a-15 under the Exchange Act. The Company has established and maintains a system of internal accounting controls intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries. Since January 1, 2015, the Company’s auditors and the Company Board have not identified or been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting or in the preparation of financial statements.

SECTION 2.07    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries expressly for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, including the letter to stockholders, notice of meeting and form of proxy, the “Proxy Statement”), will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (provided that the Company makes no representation or warranty with respect to information furnished in writing by Parent or Merger Sub expressly for inclusion or use in any such Company SEC Document). The Proxy Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied in writing by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference therein.

SECTION 2.08    Absence of Certain Changes or Events.

(a)    Since the date of the Company Balance Sheet, there has not been any change, event, circumstance, effect or occurrence that, individually or in the aggregate, has had or would be reasonably be expected to have a Company Material Adverse Effect.

(b)    From the date of the Company Balance Sheet to the date of this Agreement, the Company has conducted its business in the ordinary course in substantially the same manner as previously conducted, and during such period, the Company has not taken any action that would have required the consent of Parent pursuant to Sections 4.01(a)–(o) if taken or proposed to be taken after the date of this Agreement.

SECTION 2.09    Taxes.

(a)    Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each Company Subsidiary has (i) timely filed, or caused to be timely filed, taking into account any extensions of time within which to file, all Tax Returns required to have been filed, and (ii) paid, or caused to be paid, all Taxes required to have been paid by it, and have withheld all Taxes required to be withheld from amounts owing to any employee, former employee, independent contractor, creditor, shareholder or other third party, other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)    Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) no deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or any Company Subsidiary which deficiency has not been paid, settled or withdrawn or is not being contested in good faith in appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) no audits, examinations, investigations or other proceedings with respect to Tax matters of the Company or any Company Subsidiary are currently pending or, to the knowledge of the Company, threatened in writing; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency; and (iv) there are no Liens for Taxes upon the assets of the Company or any Company Subsidiary other than Permitted Liens.

(c)    Neither the Company nor any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than the Tax Receivables Agreement and any such agreements or arrangements (i) exclusively between or among the Company and one or more wholly owned Company Subsidiaries or (ii) with third parties made in the ordinary course of business, the primary subject matter of which is not Tax).

(d)    Neither the Company nor any Company Subsidiary (i) is or has been a member of a group (other than a group the common parent of which is the Company or any Company Subsidiary) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for the Taxes of any Person other than the Company and the Company Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(e)    Since January 1, 2015, no material, unresolved written claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(f)    Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g)    Neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state or local Law).

(h)    Neither the Company nor any Company Subsidiary will be required to include any material amounts in income, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date (except for any such amounts for which appropriate deferred Tax reserves have been established in accordance with GAAP), (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date or (v) an election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(i)    For purposes of this Agreement:

(i)    “Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes filed or required to be filed by the Company or any Company Subsidiary (including any attachment thereto).

(ii)    “Taxes” means all federal, state, local and foreign taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges in the nature of tax imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 2.10    Labor Relations. (i) There are no material labor unions, works councils or similar organizations with respect to employees of the Company or any Company Subsidiary and (ii) there are no material collective bargaining or similar labor agreements to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or is presently negotiating. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2015, neither the Company nor any of the Company Subsidiaries has experienced any labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or a Company Subsidiary and (ii) there is no unfair labor practice charge or complaint pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary before the National Labor Relations Board, the Equal Employment Opportunity Commission or any equivalent state or local Governmental Entity. Except, in each case, that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and all Company Subsidiaries are in compliance with all applicable laws, rules and regulations, ordinances, judgments, decrees, orders, writs, injunctions contracts, policies, plans, and programs relating to employment, employment practices, compensation, immigration, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, employee leave, benefits, hours, terms and conditions of employment, and the termination of employment, unemployment insurance, collective dismissals and the WARN Act or any similar requirements under local or foreign Law.

SECTION 2.11    Employee Benefits.

(a)    Section 2.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and material Company Benefit Agreement.

(b)    With respect to each material Company Benefit Plan and material Company Benefit Agreement, the Company has made available to Parent true and complete copies of (i) such material Company Benefit Plan or material Company Benefit Agreement, including any amendment thereto (or, in either case, with respect to any unwritten material Company Benefit Plan or material Company Benefit Agreement, a written description thereof), other than any Company Benefit Plan or Company Benefit Agreement that the Company or any Company Subsidiary is prohibited from making available to Parent as a result of applicable Law relating to the safeguarding of data privacy, (ii) each trust, insurance, annuity or other funding Contract to which the Company or any Company Subsidiary is a party related thereto and (iii) the most recent annual report on Form 5500 required to be filed with respect thereto, favorable determination letter, if applicable, and actuarial reports.

(c)    Each Company Benefit Plan and Company Benefit Agreement has been administered in accordance with its terms and is in compliance with all applicable Laws, including applicable provisions of ERISA and the Code, other than failures that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d)    Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status.

(e)    None of the Company, any of the Company Subsidiaries or any Commonly Controlled Entity sponsors, maintains, contributes to, is required to maintain or contribute to, or has any actual or contingent liability under, any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or any “multiemployer plan.”

(f)    Neither the Company nor any Company Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary other than for continuation coverage required under Section 4980B(f) of the Code or any state or foreign Laws.

(g)    Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the execution and delivery of this Agreement by the Company, or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former director, officer or employee of the Company or any Company Subsidiary to any increased compensation or benefit by virtue thereof, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (iii) result in any material violation of, or default under, any Company Benefit Plan or Company Benefit Agreement or (iv) result in payment or provision of any amount (whether in cash or property or the vesting of property) to any current or former director, officer, employee or consultant of the Company or any of the Company Subsidiaries under any Company Benefit Plan or Company Benefit Agreement that would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of the Company Subsidiaries has any material indemnity obligation on or after the Effective Time for any taxes imposed under Section 4999 or 409A of the Code.

(h)    For purposes of this Agreement:

(i)    “Commonly Controlled Entity” means any Person that, together with the Company, is treated as a single employer under Section 414 of the Code.

(ii)    “Company Benefit Agreement” means each employment, consulting, indemnification, severance, retention, change in control, incentive compensation or termination agreement or arrangement between the Company or any Company Subsidiary, on the one hand, and any current or former employee, officer or director of the Company or any Company Subsidiary, on the other hand (but excluding any Company Benefit Plans), other than any agreement or arrangement mandated by applicable Law.

(iii)    “Company Benefit Plan” means each bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, severance, retention, change in control, disability, death benefit, hospitalization, medical or other employee benefits plan, policy, program or arrangement, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Company Subsidiary, in each case for the benefit of any current or former director, officer or employee of the Company or any Company Subsidiary, other than (A) any “multiemployer plan” (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or (B) any plan, policy, program or arrangement mandated by applicable Law.

SECTION 2.12    Property. The Filed Company SEC Documents identify all material real property that is owned (the “Owned Real Property”) and leased (the “Leased Real Property”) by the Company and the Company Subsidiaries. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries own and have good, valid and marketable fee title to all of their Owned Real Property, free and clear of all Liens (except in all cases for Permitted Liens) and there are no existing, pending, or to the knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting any of the Owned Real Property. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries (a) have a good and valid leasehold interest in each lease pursuant to which the Company or a Company Subsidiary leases or subleases the Leased Real Property (the “Leases”), free and clear of all Liens, except (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet past due, (iii) zoning, building and other similar codes and regulations which are not violated by the current use or occupancy of the real property subject thereto, and (iv) (A) matters which would be disclosed by an accurate survey, and (B) non-monetary Liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that, in each case, do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted (collectively, “Permitted Liens”), (b) have complied with the terms of all Leases to which they are parties (other than Leases that expired and were not renewed in the ordinary course of business) or were executed after the date thereof that are material to the business of the Company and the Company Subsidiaries, taken as a whole, and all such Leases are valid and binding obligations of the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, the other party thereto, in full force and effect, subject to proper authorization and execution of each such Lease by the other party thereto and the application of any bankruptcy or other creditor’s rights laws, and (c) are not in breach or default under any such Leases and, to knowledge of the Company, (i) no other party is in default or breach under any such Leases and (ii) no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default under any such Leases.

SECTION 2.13    Contracts.

(a)    Except for this Agreement and the Contracts disclosed in the Filed Company SEC Documents, Section 2.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i)    each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)    each Contract to which the Company or any Company Subsidiary is a party that (A) restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) provides for “exclusivity” or any similar requirement in favor of any third party, (C) contains a “take-or-pay” arrangement or (D) any standstill or similar agreement pursuant to which the Company or any Company Subsidiaries has agreed not to acquire any assets or securities of another Person;

(iii)    each Contract under which the Company or any Company Subsidiary licenses, grants or is granted rights in or to Intellectual Property from or to any third party or that relates to the Company Systems (in each case, other than generally commercially available, off-the-shelf software programs and other than non-exclusive, ordinary course Contracts licensing Intellectual Property that do not require payments in excess of $5,000,000 per year) except for such Contracts that are not material to the Company and the Company Subsidiaries, taken as a whole;

(iv)    each Contract to which the Company or any Company Subsidiary is a party that provides for annual payments or receipts in excess of $20,000,000;

(v)    each Contract to which the Company or any Company Subsidiary is a party relating to indebtedness for borrowed money or any financial guaranty, in each case with respect to a principal amount in excess of $10,000,000;

(vi)    each Contract to which the Company or any Company Subsidiary is a party that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or businesses (whether by merger, sale of stock, sale of assets or otherwise) with a total consideration of more than $10,000,000 and that (A) has not yet been consummated or (B) has outstanding any material purchase price adjustment, “earn-out,” indemnification, payment or similar obligations on the part of the Company or any Company Subsidiary;

(vii)    each Contract to which the Company or any Company Subsidiary is a party that obligates the Company or any Company Subsidiary to make any capital commitment, loan or expenditure in an amount in excess of $10,000,000;

(viii)    each Contract to which the Company or any Company Subsidiary is a party, other than with respect to any entity that is wholly owned by the Company or any wholly owned Company Subsidiary, that relates to the formation, creation, operation, management or control of any legal partnership, limited liability or any joint venture entity or similar arrangement pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(ix)    each Contract with any Governmental Entity, in each case that would reasonably be expected to result in future payments to such Governmental Entity in excess of $2,500,000 (other than for or in respect of any Tax);

(x)    each settlement, conciliation, or similar Contract with any Governmental Entity pursuant to which the Company or any of its subsidiaries has continuing obligations or involving the payment of more than $5,000,000;

(xi)    each collective bargaining or other Contract with any labor union, works council, or other labor organization that is required to be set forth on Section 2.10 of the Company Disclosure Letter; and

(xii)    each Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets that is with any directors, officers or five percent (5%) stockholders of the Company, other than employment, indemnification, stock option or similar contracts.

Each such Contract described in clauses (i) through (xii) above is referred to herein as a “Specified Contract.”

(b)    Each of the Specified Contracts is valid, binding and enforceable (except as such enforceability may be limited by the Bankruptcy, Equity and Indemnity Exception) on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. There is no default under any Specified Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 2.14    Litigation. There is no claim, suit, action, investigation (to the knowledge of the Company) or proceeding (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company or any Company Subsidiary that would have or would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 2.15    Compliance with Laws.

(a)    Since January 1, 2015, neither the Company nor any of the Company Subsidiaries is or has been in violation of, or in receipt of notice that it is in violation of, any Law applicable to, or any privacy or security policy of, the Company or any of the Company Subsidiaries, except such as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company nor any of the Company Subsidiaries is pending or, to the knowledge of the Company, is being threatened, except such as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its respective business as presently conducted, all such Authorizations are in full force and effect and the Company and the Company Subsidiaries are in compliance with all such Authorizations, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)    Neither the Company nor any of the Company Subsidiaries, nor any directors or officers, nor to the knowledge of the Company, any employees, agents or other Persons acting on behalf of the Company or any of the Company Subsidiaries has since January 1, 2015, in the course of its actions for, or on behalf of, the Company: (a) directly or indirectly used any material corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign political activity; (b) made any direct or indirect material unlawful payments to any foreign governmental officials or employees or to any foreign political parties or campaigns from corporate funds; (c) violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other anti-corruption or anti-bribery law of any jurisdiction in which the Company or any of the Company Subsidiaries operate (collectively, “Anti-Corruption Laws”) or (d) made any other unlawful material bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign government official. No Governmental Entity is investigating or has since January 1, 2015 conducted, initiated or, to the knowledge of the Company, threatened in writing any investigation of the Company or any of the Company Subsidiaries or any of their respective officers, directors or employees in connection with an alleged or possible violation of any Anti-Corruption Law.

(c)    The Company and the Company Subsidiaries are, and at all times since January 1, 2015 have been, in compliance in all material respects with all applicable export control and economic sanctions laws, regulations, and executive orders of the United States, the United Nations Security Council, the European Union, and the United Kingdom (each a “Sanctions Authority”). None of the Company, any Company Subsidiary, or, to the knowledge of the Company, any of their respective officers, directors, employees, agents or representatives has been or is designated on any economic or financial sanctions list maintained by any Sanctions Authority, including the U.S. Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (“SDN”), Sectoral Sanctions Identification (“SSI”) List, or Foreign Sanctions Evader (“FSE”) List, or any other similar list maintained by any other applicable Sanctions Authority. Neither the Company nor any Company Subsidiary has participated since January 1, 2015 in any unauthorized or unlawful transaction involving such a designated person, entity or country that is subject to territorial sanctions administered by any applicable Sanctions Authority, or maintains or has maintained at any time since January 1, 2015 any offices, branches, operations, assets, investments, employees, or agents in any country that is subject to territorial sanctions administered by any applicable Sanctions Authority in violation of applicable export control or economic sanctions laws, regulations, and executive orders.

(d)    The Company and the Company Subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance by the Company and the Company Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws.

SECTION 2.16    Environmental Matters.

(a)    Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is, and since January 1, 2015, has been, in compliance with all applicable Environmental Laws, (ii) each of the Company and the Company Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws for it to conduct its respective business as presently conducted and all such Authorizations are in full force and effect and, to the knowledge of the Company, there is no reasonable basis for any revocation, non-renewal or adverse modification of any such Authorizations, (iii) there is no Proceeding pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any Company Subsidiary, nor is there any Judgment outstanding against the Company or any Company Subsidiary, pursuant to any applicable Environmental Law or regarding any release or other adverse environmental impact of Hazardous Materials, (iv) since January 1, 2015, none of the Company or the Company Subsidiaries has received any written notice alleging that the Company or any Company Subsidiary is in violation of or has liability under any applicable Environmental Law or regarding any release or other adverse environmental impact of Hazardous Materials, (v) Hazardous Materials have not been disposed of, arranged to be disposed of, transported, or released by the Company or any Company

Subsidiary, and, to the knowledge of the Company, Hazardous Materials are not present in the environment at any property or facility currently or formerly owned, leased or operated by the Company or any Company Subsidiary, in each case in a manner or condition that would reasonably be expected to give rise to liability to the Company or any Company Subsidiary under any applicable Environmental Law, and (vi) none of the Company or the Company Subsidiaries has by Contract assumed or retained any liability of any other Person under any Environmental Laws or regarding any release or other adverse environmental impact of Hazardous Materials.

(b)    For purposes of this Agreement, “Environmental Law” means any Law with respect to pollution or the protection of the environment or natural resources or, to the extent relating to exposure of persons to Hazardous Materials, human health or safety. “Hazardous Materials” means all substances, materials, or wastes defined or regulated as pollutants, contaminants or hazardous, dangerous or toxic materials or substances or terms of similar meaning (including petroleum and petroleum products, asbestos and asbestos-containing materials, toxic mold, polychlorinated biphenyls, urea-formaldehyde insulation, pesticides, and radon) under any Environmental Law.

SECTION 2.17    Intellectual Property.

(a)    Section 2.17(a) of the Company Disclosure Letter sets forth a true and correct list, as of the date of this Agreement, of any of the following Intellectual Property that is owned by the Company or any Company Subsidiary: (i) issued patents and pending patent applications, (ii) trademark registrations and applications for registration of trademarks, (iii) Internet domain names and (iv) copyright registrations (collectively, the “Company Registered Intellectual Property”). Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (x) all of the Company Registered Intellectual Property is subsisting and unexpired and (y) to the knowledge of the Company, the issued patents and registered trademarks included in the Company Registered Intellectual Property are valid and enforceable.

(b)    Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries exclusively own, free and clear of all Liens (other than Permitted Liens) all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary and have the right to use all other material Intellectual Property used in the conduct of the business of the Company and the Company Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”).

(c)    (i) The conduct of the business of the Company and the Company Subsidiaries as presently conducted is not, and has not been at any time since January 1, 2015, infringing or otherwise violating any Intellectual Property rights (other than patents) of any third party and, to the knowledge of the Company, the patents of any third party, (ii) to the knowledge of the Company, no third party is infringing or otherwise violating any of the Company Registered Intellectual Property and (iii) the Company and the Company Subsidiaries comply, and have since January 1, 2015 complied, in all material respects with their policies related to privacy and security; except, in each case (clauses (i)-(iii)), for infringements and other violations and non-compliance that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d)    There is no action pending against the Company or any Company Subsidiary (other than, for clarity, office actions), and, to the knowledge of the Company, neither the Company nor any of the Company Subsidiaries has received any written notice from any Person since January 1, 2015, in each case, pursuant to which any Person is (i) alleging that the conduct of the business of the Company and the Company Subsidiaries is infringing or otherwise violating any Intellectual Property rights of any third party, or (ii) contesting the use, ownership, validity or enforceability of any of the Company Registered Intellectual Property; except, in each case (clauses (i) and (ii)), as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)    Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect: (i) the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems owned, leased or licensed by the Company and the Company Subsidiaries (collectively, the “Company Systems”), are sufficient for the conduct of their business as presently conducted; (ii) since January 1, 2015, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or would reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company and the Company Subsidiaries; (iii) to the knowledge of the Company, since January 1, 2015, there have not been any incidents of unauthorized access or other security breaches of the Company Systems (or the data stored thereon) and (iv) the Company and the Company Subsidiaries have taken reasonable measures to protect and maintain the security, integrity and continuous operation of the Company Systems (and the data stored thereon).

(f)    Other than as set forth in Section 2.08, Section 2.13, Section 2.14 and Section 2.15, this Section 2.17 contains the sole and exclusive representations and warranties of the Company with respect to infringement, sufficiency and title of Intellectual Property.

SECTION 2.18    Insurance. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (ii) neither the Company nor any of the Company Subsidiaries is in default under any such insurance policy and (iii) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals. There is no material claim pending under any of the Company’s or the Company Subsidiaries’ insurance policies as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies.

SECTION 2.19    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates. The Company has made available a true, correct and complete copy of any engagement letter entered into with the Financial Advisor in connection with the Merger and the other Transactions.

SECTION 2.20    No Rights Agreement; Anti-Takeover Provisions. As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. As a result of the approval by the Company Board referred to in Section 2.04(b), no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement, the Voting Agreement or the Transactions.

SECTION 2.21    Opinion of Financial Advisor. The Company has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated the date of this Agreement, to the effect that, as of such date, based upon and subject to the various assumptions and limitations set forth therein, the consideration to be received in the Merger by holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders, a signed copy of which opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement.

SECTION 2.22    Product Liability.

(a)    Since January 1, 2015, there has not been any material product recall conducted with respect to any product manufactured and sold by the Company or any Company Subsidiary, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b)    Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2015, (i) there have been no material defects in design, manufacturing, materials or workmanship, including any failure to warn, or any breach of express or implied warranties or representations, which involve any product manufactured or sold by the Company or any Company Subsidiary and (ii) all manufacturing standards applied, testing procedures used, and product specifications disclosed to customers by the Company or any Company Subsidiary have complied in all material respects with all requirements established by any applicable Law or any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 3.01    Organization, Standing and Power. Each of Parent and Merger Sub is duly organized or formed, as applicable, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to conduct its businesses as presently conducted.

SECTION 3.02    Merger Sub.

(a)    Merger Sub was formed solely for the purpose of entering into the Transactions and since the date of its incorporation Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub is a wholly owned subsidiary of Parent.

(b)    The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

SECTION 3.03    Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which shall occur promptly following the execution of this Agreement). The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). Neither the approval and adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to Bankruptcy, Equity and Indemnity Exception).

SECTION 3.04    No Conflicts; Consents.

(a)    The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the organizational documents of Parent, Merger Sub or any of Parent’s subsidiaries, (ii) any Contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)    No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under U.S. Antitrust Laws, including the HSR Act, (ii) compliance with and filings required to be made under the FATA, (iii) the applicable requirements of Foreign Antitrust Laws, (iv) notices to DSS pursuant to NISPOM, (v) a notice to DDTC pursuant to the ITAR, (vi) the filing with the SEC of (A) the Proxy Statement and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (vii) the filing of the Certificate of Merger with the Secretary of the State of Delaware and (viii) such other items (A) required solely by reason of the participation of the Company (as opposed to any third Person) in the Transactions or (B) that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 3.05    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein.

SECTION 3.06    Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co. LLC, Jefferies LLC and Barclays Capital Inc. the fees and expenses of which will be paid by Parent, is entitled prior to the Effective Time to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or any of its affiliates.

SECTION 3.07    Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened in writing against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 3.08    Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company subject to the restrictions on “business combinations” (in each case, as such quoted terms are defined under Section 203 of the DGCL) set forth in Section 203(a) of the DGCL. None of Parent, Merger Sub or any of their respective affiliates is, or has been at any time during the last three years, an “Interested Stockholder” (as such quoted term is defined in the Company Charter). Neither Parent nor Merger Sub nor any of their affiliates own any shares of Company Common Stock.

SECTION 3.09    Certain Business Relationships. Neither Parent nor any of its affiliates is a party to any Contract with any director, officer or employee of the Company or any Company Subsidiary.

SECTION 3.10    Financing.

(a)    Parent has delivered to the Company a true, accurate and complete copy of (i) the executed debt commitment letter, dated as of the date of this Agreement, by and among Parent and the agents and lenders party thereto (together with any other additional lead arrangers, bookrunners, managers, arrangers, agents, co-agents or lenders who become party thereto, collectively, the “Lenders”), including all exhibits, schedules, term sheets, annexes and amendments thereto and any executed fee letters (redacted in respect of (A) the amounts, percentages and basis points of compensation set forth therein and (B) the pricing and other economic terms of the “market flex” provisions set forth therein) (with respect to such redactions described in subclauses (A) and (B) in this clause (i), none of which would adversely affect the amount, conditionality, termination or availability of such financing) (collectively, the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to lend the amounts set forth therein to Parent for the purpose of paying the Required Amount on the Closing Date (such committed debt financing pursuant to the Debt Commitment Letter, together with, unless the context otherwise requires, any debt securities issued in lieu thereof, the “Debt Financing”), (ii) an executed preferred equity commitment letter from the initial purchaser party thereto (together with any other purchasers who become party thereto, collectively, the “Preferred Equity Investor”), including all exhibits, schedules, annexes and amendments thereto and any executed closing payment letters (redacted in respect of (A) the amounts, percentages and basis points of compensation set forth therein, (B) the pricing and other economic terms set forth therein and (C) term sheets attached thereto) (with respect to such redactions described in subclauses (A) through (C) of this clause (ii), none of which would adversely affect the amount, conditionality, termination or availability of such equity financing) (collectively, the “Preferred Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) to purchase, subject to the terms and conditions therein, preferred equity securities of Parent (or its Affiliate) in an initial aggregate liquidation preference amount set forth therein for the purpose of payment of the Required Amount on the Closing Date (such committed preferred equity purchase, the “Preferred Equity Financing” and, together with the Debt Financing, the “Financing”).

(b)    As of the date hereof, the Commitment Letters are in full force and effect and have not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and no amendment or modification is contemplated (other than, for the avoidance of doubt, amendments to each of the Preferred Equity Commitment Letter and the Debt Commitment Letter solely to add purchasers, equity investors, lenders, arrangers, bookrunners, syndication agents or similar entities, as applicable, as parties thereto who had not executed the Preferred Equity Commitment Letter or the Debt Commitment Letter, as applicable, as of the date hereof), and each of the Commitment Letters, in the form so delivered, constitutes a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against it or them, as the case may be, in accordance with its terms except as enforceability may be affected by the Bankruptcy, Equity and Indemnity Exception. As of the date hereof, the Commitment Letters are the only agreements relating to the Financing and there are no other Contracts, agreements, “side letters” or other arrangements to which Parent or any of its affiliates is a party relating to the Commitment Letters or the Financing.

(c)    As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, constitutes, or would reasonably be expected to result in, a default, breach or failure to satisfy any term or condition of the Commitment Letters on the part of Parent or, to the knowledge of Parent, any other party to the Commitment Letters, or would (i) make any of the assumptions or any of the statements set forth in the Commitment Letters inaccurate in any material respect, (ii) result in any of the conditions in the Commitment Letters not being satisfied or (iii) otherwise result in the Financing not being available on the Closing Date. As of the date hereof, no Lender party to the Debt Commitment Letter has notified Parent of its termination or repudiation (or intent to terminate or repudiate) any of the commitments under such Debt Commitment Letter or intent not to provide the Debt Financing. As of the date hereof, no party to the Preferred Equity Commitment Letter has notified Parent of its termination or repudiation (or intent to terminate or repudiate) any of the commitments under such Preferred Equity Commitment Letter or intent not to provide the Preferred Equity Financing. Assuming satisfaction of the Company’s obligations contained in Section 5.15(a) and the conditions in Section 6.01 and 6.02, as of the date hereof, Parent has no reason to believe that it will fail to satisfy any of the conditions in the Commitment Letters on a timely basis nor does Parent have knowledge that any of the other parties to the Commitment Letters will not perform their respective obligations thereunder.

(d)    Parent has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement. The aggregate proceeds from the Financing (after netting out applicable closing payments, fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter) constitute all of the financing required for the consummation of the Merger and the other Transactions, and are sufficient in amount for Parent to refinance Parent’s, Merger Sub’s and certain of their affiliates’ existing indebtedness for borrowed money and to satisfy all of its obligations under this Agreement, including paying the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Transactions (including any amounts payable in respect of Company Stock Options and the Tax Receivables Agreement) and all associated fees, costs and expenses in connection with the Merger and the other Transactions it is required to pay, including the Financing (collectively, the “Required Amount”). The only conditions precedent related to the obligations of the Preferred Equity Investor to fund the full amount of the Preferred Equity Financing and the Lenders to fund the full amount of the Debt Financing are expressly set forth in the Preferred Equity Commitment Letter and the Debt Commitment Letter, respectively.

(e)    Parent’s obligation to consummate the Merger is not contingent on Parent’s ability to obtain any financing, whether pursuant to the Commitment Letters or otherwise.

(f)    None of Parent, Merger Sub or any of their respective affiliates has entered into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Transactions or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of the Company Subsidiaries in connection with the Transactions.

SECTION 3.11    Solvency. Neither of Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of the Company Subsidiaries. Assuming (a) satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger (including the condition set forth in Section 6.02(a)), (b) the Required Information fairly presents the consolidated financial condition of the Company and its subsidiaries as at the end of the periods covered thereby and the consolidated results of earnings of the Company and its subsidiaries for the periods covered thereby and (c) any financial forecasts of the Company made available to Parent as of the date hereof have been prepared in good faith upon assumptions that were reasonable at such time (it being understood that the Company is not making any representation and warranty with respect thereto, including as a result of such assumption in this clause (c)), and after giving effect to the Transactions and the payment of the Merger Consideration and the Required Amount, the Surviving Corporation will be Solvent. For the purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date and (d) such Person and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

SECTION 3.12    Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was done by Parent and its affiliates and Representatives. In entering into this Agreement, Parent and Merger Sub acknowledge that they have not relied upon any statements, representations or opinions of the Company or its Representatives, except the representations and warranties of the Company made in Article II or in the certificate delivered pursuant to Section 6.02(c). Except for the representations and warranties of the Company made in Article II or in the certificate delivered pursuant to Section 6.02(c), Parent acknowledges and agrees that none of the Company, any of the Company Subsidiaries and affiliates or any other Person makes, nor is Parent or Merger Sub relying on, any other express, implied or statutory representation or warranty with respect to or on behalf of the Company, the Company Subsidiaries or their affiliates or with respect to any other information provided or made available to Parent, Merger Sub or their Representatives in connection with the Merger or the other Transactions, including the accuracy or completeness thereof. Parent acknowledges that there are assumptions inherent in making any projections, estimates and budgets, Parent is familiar with such uncertainties and that Parent is responsible for making its own evaluation of the Company and shall have no claim against the Company or any other Person with respect thereto.

SECTION 3.13    No Foreign Person. As of the date of this Agreement, none of the Equity Investors, Parent, or Merger Sub is or will be a “foreign person” within the meaning of 31 C.F.R. § 800.216 (a “Foreign Person”) such that the Merger or the other Transactions would constitute a covered transaction within the meaning of 31 C.F.R. § 800.207 subject to a national security review, national security investigation, or action by the President as prescribed in Section 721 of the Defense Production Act of 1950, 50 U.S.C. § 4501 et seq., as amended by the Foreign Investment and National Security Act of 2007 (a “Covered Transaction”).

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01    Conduct of Business of the Company. Except for matters set forth in Section 4.01 of the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, use reasonable best efforts to conduct its and their respective businesses in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to (i) preserve intact its and their respective present business organization and (ii) preserve its and their present relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it and them. In addition, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law, from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)    (i) declare, set aside, establish a record date for, authorize, make or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities, property or otherwise) in respect of, any of its capital stock, other than dividends and distributions of cash by a direct or indirect wholly owned subsidiary of the Company to its parent, (ii) except for the settlement of Company Stock Options or Company RSUs, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Company Subsidiary or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock, except (A) for acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) for the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan, (C) for the acquisition by the Company of Company Stock Options in connection with the forfeiture of such awards, (D) for the acquisition by the Company of Company RSUs in connection with the forfeiture of such awards and (E) for the acquisition by the Company of shares of Company Common Stock in connection with the forfeiture of Restricted Stock, in each case in accordance with their terms;

(b)    issue, deliver, sell, authorize, pledge or otherwise encumber any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares, any Voting Company Debt or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, other than issuances of Company Common Stock upon (i) the exercise of Company Stock Options in accordance with their terms, (ii) the vesting of Company RSUs in accordance with their terms and (iii) the vesting of Restricted Stock in accordance with their terms;

(c)    (i) amend, adopt any amendment to or otherwise change its certificate of incorporation, by-laws or other comparable organizational documents (except for immaterial or ministerial amendments), (ii) adopt any agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganizational document or (iii) adopt any “poison pill” or similar stockholder rights plan;

(d)    acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company or any Company Subsidiary), if the aggregate amount of consideration paid or transferred by the Company and the Company Subsidiaries would exceed $25,000,000;

(e)    except, as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement or other written Contract to which the Company or any Company Subsidiary is a party, in each case, in effect on the date of this Agreement, or as required by applicable Law (A) adopt, enter into, establish, terminate, materially amend or modify any Company Benefit Plan or Company Benefit Agreement, (B) grant to any director or employee of the Company or any Company Subsidiary any increase in compensation or benefits (except base salary or wage increases in the ordinary course of business consistent with past practices with respect to employees who are not directors or executive officers and whose annual compensation is less than $250,000 prior to any such increase), (C) grant to any director or employee of the Company or any Company Subsidiary any increase in severance or termination pay, (D) enter into any employment, consulting, severance or termination agreement with any director or employee of the Company or any Company Subsidiary, (E) change the actuarial assumptions applicable to any Company Benefit Plan or Company Benefit Agreement, except as recommended by the Company’s actuaries in a manner consistent with past practice or (F) take any action to accelerate any rights or benefits under any Company Benefit Plan or Company Benefit Agreement; provided that the foregoing clauses shall not restrict the Company or any of the Company Subsidiaries from (i) entering into or making available to newly hired employees or to existing employees (other than executive officers), in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements to the extent consistent with past practice, or (ii) granting bonuses to to newly hired employees or to existing employees (other than executive officers) in an aggregate amount not to exceed $500,000;

(f)    make any material change in accounting methods, procedures, principles or practices or materially revalue any of its assets, except as may be required (i) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by Law, including Regulation S-X promulgated under the Securities Act;

(g)    sell, lease (as lessor), license or otherwise dispose of (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets (other than Intellectual Property) that have a value, individually or in the aggregate, of more than $25,000,000, except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business or (ii) pursuant to Contracts to which the Company or any Company Subsidiary is a party made available to Parent and in effect prior to the date of this Agreement;

(h)    sell, assign, license, allow to lapse or expire or otherwise transfer or dispose of any Company Intellectual Property owned by the Company or any Company Subsidiary that is material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except for (i) non-exclusive licenses (including sublicenses) to Intellectual Property granted in the ordinary course of business, (ii) pursuant to Contracts to which the Company or any Company Subsidiary is a party made available to Parent and in effect prior to the date of this Agreement (iii) sales assignments, licenses, transfers or disposals solely among the Company and the Company Subsidiaries, or (iv) abandonment or other disposition of any Company Registered Intellectual Property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the ordinary course of business;

(i)    (i) incur, issue, syndicate, refinance, or otherwise become liable for, or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee, assume or endorse any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than (A) interest rate and other hedging arrangements on customary commercial terms in the ordinary course of business consistent with past practice or (B) additional borrowing under the Company’s or any of the Company Subsidiaries’ existing credit facilities and other additional borrowings incurred in the ordinary course of business that can be prepaid without penalty; provided that the aggregate principal amount of such additional borrowings that are outstanding as of the Closing may not exceed $50,000,000, or (ii) make any loans, advances or capital contributions to, or investments (other than investments pursuant to acquisitions not in violation of Section 4.01(d)) in, any other Person, other than to or in the Company or any Company Subsidiary;

(j)    other than in accordance with the Company’s capital expenditure budget made available to Parent, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $10,000,000;

(k)    pay, discharge, settle, compromise or satisfy, (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $5,000,000 per payment, discharge, settlement, compromise or satisfaction or $15,000,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions or (ii) any litigation, arbitration, or proceeding that relates to the transactions contemplated thereby;

(l)    except as required by Law, make, revoke or change any material Tax election (other than Tax elections (i) made in the ordinary course in connection with filing Tax Returns or (ii) which would not have an adverse effect upon the Company, Parent or the Surviving Corporation after the Closing Date (e.g., Section 338(h)(10) Elections)), make any material change to any method of Tax accounting, amend any material Tax Return (other than any such amendment in the ordinary course of business), enter into any closing agreement with respect to Taxes, or settle or compromise any material Tax liability or refund; provided that the Company may settle audits in the ordinary course up to an aggregate amount of $1,000,000 in excess of the amounts reserved in respect thereof;

(m)    (i) except as is in the ordinary course of business consistent with past practice, enter into, or modify or amend in a manner that is adverse in any material respect to the Company any Specified Contract or any Contract that, if existing on the date of this Agreement, would have been a Specified Contract or (ii) materially modify its privacy policies or the operations or security of the material Company Systems except as required by Law or in a manner that enhances protection or security;

(n)    other than as required by applicable Law, enter into any material collective bargaining agreement with, recognize or certify any labor union, labor organization, works council or group of employees of the Company or any of its subsidiaries as the bargaining representative for any Company Employees; or

(o)    authorize, commit or agree to take any of the foregoing actions.

SECTION 4.02    No Frustration of Conditions. Without limiting the covenants contained in Section 5.02, the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action (except as otherwise permitted by Section 4.03 or Section 7.01) that would, or would reasonably be expected to, result in any condition to the Merger set forth in Article VI not being satisfied.

SECTION 4.03    Go-Shop; No Solicitation.

(a)    During the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the thirty-fifth (35th) day following the date of this Agreement (the “Go-Shop Period End Date”), the Company, the Company Subsidiaries and their respective directors and officers and other Representatives shall have the right to: (i) directly or indirectly solicit, initiate or encourage any Company Takeover Proposal or the making thereof, including by way of furnishing non-public information and other access to any Person and its Representatives pursuant to an Acceptable Confidentiality Agreement; provided that prior to or substantially concurrently with the time it is provided to such other Person (and in any event within 24 hours), the Company shall make available to Parent any material non-public information with respect to the Company or the Company Subsidiaries furnished to such other Person not previously furnished to Parent; and (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal.

(b)    Within two (2) business days after the Go-Shop Period End Date the Company shall deliver to Parent a written notice setting forth (A) the identity of any Excluded Party and each other Person or group (other than Parent and its subsidiaries) that, to the knowledge of the Company, has (or is expected to have) a material equity interest in the Company Takeover Proposal proposed by such Excluded Party; and (B) the material terms and conditions of the pending Company Takeover Proposal made by such Excluded Party (including any material terms proposed orally or supplementally and any material modifications thereto); and the Company shall deliver to Parent copies of any Company Takeover Proposal made in writing and all proposed definitive documents (including financing commitments) received by the Company or any of its Representatives from any such Excluded Party or its Representatives relating to any Company Takeover Proposal.

(c)    Except as expressly permitted by this Section 4.03, with respect to any Person other than an Excluded Party, beginning on the date immediately following the Go-Shop Period End Date (“No-Shop Period Start Date”), the Company, the Company Subsidiaries and their respective directors and officers shall not, and the Company shall direct its and the Company Subsidiaries’ other Representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or facilitate any inquiries, proposals or offers with respect to or that would reasonably be expected to lead to, or the submission of, any Company Takeover Proposal, (ii) execute or enter into any agreement or understanding with respect to any Company Takeover Proposal (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, (iv) take any action to make the provisions of any Takeover Law or any restrictive provision of any applicable anti-takeover provision in the Company Charter or Company By-laws inapplicable to any transactions contemplated by a Company Takeover Proposal or (v) authorize, commit or agree to do any of the foregoing. Except as otherwise expressly provided in this Agreement, from the No-Shop Period Start Date, the Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, except with respect to any Excluded Party, immediately (i) cease all communications, solicitations, discussions and negotiations regarding any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal or otherwise in connection with an Company Takeover Proposal or potential Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. Notwithstanding anything to the contrary contained in the foregoing or any other provision of this Agreement, prior to obtaining the Company Requisite Vote and after the No-Shop Period Start Date, in response to an unsolicited bona fide Company Takeover Proposal, or a Company Takeover Proposal from an Excluded Party, in each case that did not result from a material breach of this Section 4.03 and that the Company Board determines, in good faith, after consultation with its outside counsel and financial advisor, constitutes or would reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), the Company may (A) furnish non-public information and other access to the Person making such Qualifying Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement so long as the Company also provides Parent, in accordance with the terms of the Confidentiality Agreement and substantially concurrently with the time such information or access is provided to such other Person (and in any event within 24 hours), any material non-public information or access with respect to the Company or the Company Subsidiaries furnished to such other Person that was not previously furnished to Parent, and (B) enter into or otherwise participate in discussions or negotiations with such Person and its Representatives regarding such Qualifying Company Takeover Proposal, including soliciting, encouraging and facilitating the making of a revised Qualifying Company Takeover Proposal; provided that the Company may only take the actions described in clauses (A) or (B) above after the No-Shop Period Start Date if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(d)    Neither the Company Board nor any committee thereof shall (i) (A) withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (B) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, (C) fail to publicly reaffirm, up to a maximum of two times (provided that, Parent shall be entitled to an additional two such reaffirmations for each Intervening Event or publicly announced change to any material term of a Company Takeover Proposal), the Company Board Recommendation within five (5) business days after Parent so requests in writing (or such fewer number of days as remain prior to the Stockholders Meeting, as it may be adjourned or postponed in accordance with this Agreement), (D) fail to recommend in a Solicitation/Recommendation Statement on Schedule 14D-9 rejection of a Company Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its affiliates) within ten (10) business days of the commencement of such tender offer or exchange offer (or such fewer number of days as remain prior to the Stockholders Meeting, as it may be adjourned or postponed in accordance with this Agreement) or (E) resolve, publicly announce an intention or agree to take any of the foregoing actions (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement providing for any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.03(a) or Section 4.03(c)), or resolve, agree or publicly propose to take any such action. Notwithstanding anything to contrary in the foregoing or any other provision of this Agreement, at any time prior to, but not after, the Company Requisite Vote has been obtained (x) the Company Board may, in response to an Intervening Event, take or fail to take any of the actions specified in clauses (A), (C), (D) or (E) of the definition of Adverse Recommendation Change (an “Intervening Event Adverse Recommendation Change”) if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (y) if the Company Board receives a Superior Company Proposal, the Company may terminate this Agreement pursuant to Section 7.01(f) to enter into a definitive agreement with respect to such Superior Company Proposal (provided that concurrently with such termination the Company pays any Company Termination Fee to be made pursuant to Section 5.05(b)); provided that, prior to so making an Intervening Event Adverse Recommendation Change or so terminating this Agreement, (1) the Company shall have materially complied with this Section 4.03, (2) the Company Board shall have given Parent at least four business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action (which notice, in respect of a Superior Company Proposal, shall specify in writing the identity of the Person or group of Persons who made such Superior Company Proposal and all of the material terms and conditions of such Superior Company Proposal and attach the most current version of the relevant transaction agreement and other material definitive documents (including financing commitments)), (3) the Company shall have negotiated, and shall have caused its Representatives to negotiate in good faith, with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal), (4) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement offered in writing by Parent, and shall have determined in good faith, after consultation with outside counsel, that failure to effect such Company Intervening Event Adverse Recommendation Change or to terminate this Agreement to accept such Superior Company Proposal would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (5) in the event of any material change to any of the terms or conditions of such Superior Company Proposal, the Company shall, in each case, deliver to Parent an additional notice consistent with that described in clause (2) of this proviso and a renewed notice period under clause (2) of this proviso shall commence (except that the four-business-day notice period referred to in clause (2) of this proviso shall instead be equal to two business days) during which time the Company shall be required to comply with the requirements of this Section 4.03(d) anew with respect to such additional notice, including clauses (1) through (4) of this proviso.

(e)    Nothing contained in this Section 4.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), including making any “stop-look-and-listen” communication to the stockholders of the Company, or (ii) making any disclosure to its stockholders if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that this Section 4.03(e) shall not be deemed to affect whether any such action (other than a recommendation against a Company Takeover Proposal or a “stop-look-and-listen” communication by the Company Board pursuant to Rule 14d-9 promulgated under the Exchange Act) would otherwise constitute an Adverse Recommendation Change.

(f)    In addition to the requirements set forth in Section 4.03(c) and Section 4.03(d), from and after the No-Shop Period Start Date, the Company shall, as promptly as practicable and in any event within one business day after receipt thereof, advise Parent orally and in writing of the receipt of (i) any Company Takeover Proposal or any request for information or inquiry, proposal or offer that the Company reasonably believes would lead to or contemplates a Company Takeover Proposal and (ii) the terms and conditions of such Company Takeover Proposal or inquiry, proposal or offer (including any subsequent amendments or modifications thereto and whether made in writing or orally communicated) and the identity of the Person or group of Persons making any such Company Takeover Proposal or request, inquiry, proposal or offer. Commencing upon the provision of any notice referred to above, the Company and its Representatives shall keep Parent informed in reasonable detail on a reasonably prompt basis as to the status and details of any such Company Takeover Proposal or inquiry, proposal or offer (and any subsequent amendments or modifications thereto) and any material developments or modifications to the terms thereof.

(g)    Notwithstanding anything to the contrary set forth in this Section 4.03, the Company acknowledges and agrees that (i) any violation of the restrictions or obligations set forth in this Section 4.03 by any Company Subsidiary or their or the Company’s Representatives at the Company’s or the Company Subsidiaries’ direction shall constitute a breach of this Section 4.03 by the Company and (ii) it shall not nor shall it permit the Company Subsidiaries to enter into any agreement that prohibits or restricts the Company from providing to Parent the information contemplated by this Section 4.03 or complying with Section 4.03(d).

(h)    For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentially agreement shall not include an obligation of the Company to reimburse such Person’s expenses.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) more than 20% (based on the fair market value thereof, as determined by the Company Board) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, or (B) more than 20% of the aggregate voting power of the capital stock of the Company or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the stockholders of any Person) beneficially owning, directly or indirectly, more than 20% of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions.

“Excluded Party” means any Person or group (other than Parent and its subsidiaries) from which the Company received during the Go-Shop Period a written Company Takeover Proposal that: (a) remains pending as of, and shall not have been withdrawn on or prior to, the Go-Shop Period End Date and (b) the Company Board determines, in good faith, on or prior to the Go-Shop Period End Date, after consultation with outside counsel and a financial advisor, constitutes or would reasonably be expected to lead to a Superior Company Proposal; provided that any Person shall cease to be an Excluded Party (i) at such time following the No-Shop Period Start Date that the Company Takeover Proposal submitted by such Person is withdrawn or terminated (it being understood that any amendment, modification or replacement of such Company Takeover Proposal shall not, in and of itself, be deemed a withdrawal of such Company Takeover Proposal) or (ii) if such Person’s Company Takeover Proposal is not so withdrawn or terminated as of the No-Shop Period Start Date, then on the tenth (10th) business day following the No-Shop Period Start Date if the Company Board shall not have either made an Adverse Recommendation Change or given Parent written notice of its intention to take such action, in each case as a result of such Person’s Company Takeover Proposal.

“Intervening Event” means a material event, change, effect, development, circumstance or occurrence that improves or would be reasonably likely to improve the business, financial condition or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole, that (a) is not known by the Company or the Company Board as of the date of this Agreement and that was not reasonably foreseeable as of the date of this Agreement and (b) does not relate to a Company Takeover Proposal; provided that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (x) the fact that the Company meets or exceeds any internal or published forecasts or projections for any period, or any changes after the date of this Agreement in the market price or trading volume of Company Common Stock, (y) the reasonably foreseeable consequences of the announcement of this Agreement or the Transactions or (z) any event, fact or circumstance relating to or involving Parent or its subsidiaries.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after the date of this Agreement that if consummated would result in a Person or group (or the stockholders of any Person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more (based on the fair market value thereof, as determined by the Company Board) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company

Subsidiaries, taken as a whole, on terms which the Company Board determines, in good faith, after consultation with outside counsel and a financial advisor, are (x) reasonably likely to be consummated in accordance with such terms and (y) more favorable from a financial point of view to the stockholders of the Company than the Transactions, taking into account all financial, legal, financing, regulatory and other aspects (including timing and certainty of closing) of such Company Takeover Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company for terminating this Agreement).

Wherever the term “group” is used in this Section 4.03(h), it is used as defined in Rule 13d-5 under the Exchange Act.

ARTICLE V

Additional Agreements

SECTION 5.01    Access to Information; Confidentiality. Except if prohibited by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and Parent’s Representatives reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiaries) during the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms to all their respective properties, books and records, Contracts and personnel (subject to the chief executive officer’s or general counsel’s consent as set forth in this Section 5.01) and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, reasonably promptly, to Parent all information in its possession concerning its business, properties and personnel as Parent may reasonably request; provided that any such access shall be afforded and any such information shall be furnished at Parent’s expense; provided, further, that any such access shall not include any environmental sampling or testing or any invasive or subsurface investigation. Notwithstanding the immediately preceding sentence, neither the Company nor any of the Company Subsidiaries shall be required to afford access or furnish information to the extent (a) such information is subject to the terms of a confidentiality agreement with a third party, (b) such information relates to the applicable portions of the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed the Transactions or any similar transaction involving the sale of the Company to, or combination of the Company with, any other Person or (c) the Company determines in good faith that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company or any of the Company Subsidiaries, violate applicable Law or result in significant antitrust risk for the Company or any of the Company Subsidiaries, as applicable (provided that the Company shall cooperate with Parent in seeking, and use reasonable best efforts to secure any consent or waiver or other arrangement to allow disclosure of such information in a manner that would not result in such violation, contravention, prejudice, or loss of privilege). Prior to the Effective Time, other than in the ordinary course of their respective businesses and not in connection with the Transactions, Parent, Merger Sub and their Representatives may only contact and communicate with the personnel, customers, service providers, regulators, vendors and suppliers of the Company and the Company Subsidiaries related to the Transactions after prior consultation with and the written consent of the chief executive officer or general counsel of the Company, such consent not to be unreasonably withheld, delayed or conditioned; provided that the foregoing shall not prevent or prohibit Parent, Merger Sub and their Representatives from contacting or communicating with their own personnel, customers, service providers, regulators, vendors and suppliers on matters unrelated to the Company, the Company Subsidiaries or the Transactions. All information exchanged pursuant to this Section 5.01 shall be subject to the confidentiality letter agreement dated April 2, 2017 between the Company, New Mountain Capital, L.L.C. and Parent (which agreement shall automatically terminate and be of no further force and effect upon the Merger Closing) (as amended, restated, supplemented or otherwise modified from time to time, the “Confidentiality Agreement”) and the Company and Parent shall comply with the Confidentiality Agreement.

SECTION 5.02    Reasonable Best Efforts; Notification.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Transactions, (ii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall use reasonable best efforts to (A) take all action necessary to ensure that no Takeover Law or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (B) if any Takeover Law or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

(b)    Parent and the Company shall, in consultation and cooperation with the other, (i) file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the Notification and Report Form, if any, required under the HSR Act for the Merger or any of the other Transactions as promptly as practicable (but in no event later than twenty (20) business days after the date of this Agreement), (ii) make all necessary filings as required under the FATA as promptly as practicable, (iii) make all appropriate filings, notices, applications or similar documents required under any Foreign Antitrust Law as promptly as practicable; and (iv) if (A) a filing is formally or informally requested by CFIUS, (B) within 70 days of the date of this Agreement Parent or the Company determines a CFIUS filing is advisable related to the transactions contemplated by this

Agreement or (C) a CFIUS Investigation is commenced for any other reason, then, in each case, the parties hereto shall as soon as practicable submit to CFIUS a draft of a joint voluntary notice of the transaction contemplated by this Agreement (the “CFIUS Notice”). Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, the FATA, the Exon-Florio Amendment, the NISPOM, the ITAR or any Foreign Antitrust Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any substantive communication with, and any inquiries or requests for additional information from, the FTC, the DOJ, DDTC, CFIUS, DSS, and any other Governmental Entity regarding the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, substantive communications, substantive inquiries or requests, provided that such materials may be redacted (x) to remove references concerning the valuation of the Company or other competitively sensitive information; (y) as necessary to comply with contractual arrangements or applicable Law; and (z) as necessary to address reasonable confidentiality concerns, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting or engage in any substantive conversation with any Governmental Entity in respect of the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Merger and the other Transactions, provided that that materials may be redacted (x) to remove references concerning the valuation of the Company; (y) as necessary to comply with contractual arrangements or applicable Law; and (z) as necessary to address reasonable confidentiality concerns, and (iv) comply with any inquiry or request from the FTC, CFIUS, DSS, DDTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable. Parent agrees not to extend, directly or indirectly, any waiting period under the Antitrust Laws or enter into any agreement with a Governmental Entity to delay or not consummate the Merger or any of the other Transactions, except with the prior written consent of the Company, which consent may not be unreasonably withheld (provided such extension does not go beyond the Outside Date).

(c)    In furtherance and not in limitation of the foregoing, Parent and Merger Sub agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under any Antitrust Laws or the FATA that may be required by any Governmental Entity, CFIUS Approval and DSS Approval, so as to enable the parties to close the Transactions as promptly as practicable (and in any event no later than the Outside Date), including committing to and effecting, by consent decree, hold separate orders, trust or otherwise, (i) the sale, license, holding separate, divestiture or other disposition of assets or businesses of Parent or the Company or any of their respective subsidiaries, (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective subsidiaries, (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or their respective subsidiaries, and (iv) accepting all such requirements, mitigation measures, or conditions as may be requested or required by CFIUS, DSS or any other Governmental Entity as necessary or advisable in connection with, or as a condition of, the receipt of CFIUS Approval or DSS Approval (each a “Remedial Action”); provided that the Company shall not be obligated to agree to, commit or effect, any Remedial Action unless such Remedial Action is conditioned upon, or will occur subsequent to, consummation of the Transactions. In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is foreseeable challenging any of the Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent shall take any and all action, including a Remedial Action, to avoid or resolve any such litigation, action or proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable (and in any event no later than the Outside Date). Notwithstanding anything in this Agreement to the contrary, including the prior two sentences of this Section 5.02(c), nothing in this Section 5.02(c) or otherwise shall require or obligate Parent and Merger Sub or any of their affiliates to take any Remedial Action with respect to Parent, Merger Sub, or the Company or any of their respective subsidiaries or affiliates, including any of the Remedial Actions described in clauses (i) through (iv) of the first sentence in this Section 5.02(c), if any such Remedial Action individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of Parent, the Company, and their respective subsidiaries, taken as a whole.

(d)    Neither Parent nor Merger Sub shall, nor shall they permit their respective subsidiaries or affiliates to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to materially increase the risk of not obtaining (i) any applicable clearance, consent, approval or waiver under any U.S. Antitrust Law, the FATA or any Foreign Antitrust Law or (ii) CFIUS Approval or DSS Approval with respect to the Transactions.

(e)    As soon as practicable after the date of this Agreement, Parent and the Company will submit to DSS and, to the extent applicable, any other Governmental Entity, notification of the Transactions pursuant to the NISPOM and any other applicable national security or industrial security regulations, and submit and request approval of measures to mitigate foreign ownership, control or influence (“FOCI”) arising as a result of the Merger and the other transactions. Each of Parent and the Company shall use their respective reasonable best efforts to finally and successfully obtain CFIUS Approval and DSS Approval as promptly as practicable.

(f)    As soon as possible after the execution of this Agreement, but in no event later than twenty (20) business days thereafter, Parent shall prepare and file with DDTC a notice of the Transactions as required under the ITAR, 22 CFR 122.4(b). Each of Parent and the Company shall use reasonable best efforts to respond promptly to any inquiries received from DDTC for additional information or documentation, and to respond promptly to all inquiries and requests from DDTC in connection with such notice.

(g)    Each of Parent and the Company shall provide CFIUS, DSS or DDTC with any additional or supplemental information requested by CFIUS, DSS or DDTC during their respective review process as promptly as practicable, and in all cases within the amount of time allowed by CFIUS, DSS or DDTC.

SECTION 5.03    Employee Matters.

(a)    From and after the Closing Date and for a period of one year following the Effective Time (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time and who continues employment with Parent, the Surviving Corporation or any Company Subsidiary (each, a “Company Employee”) (i) salary and incentive opportunities that, in each case, are no less favorable in the aggregate (excluding any value attributable to equity-based compensation) than those provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Closing Date and (ii) employee benefits (excluding defined benefit pension plan benefits) that are no less favorable in the aggregate than those provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Closing Date. Without limiting the generality of the foregoing, during the Continuation Period, Parent shall, and shall cause the Surviving Corporation to, provide any Company Employee who experiences a termination of employment under circumstances that would have entitled such Company Employee to severance benefits under any Company Benefit Plan or Company Benefit Agreement applicable to such Company Employee immediately prior to the Closing Date with severance benefits at a level at least equal to the severance benefits payable under such Company Benefit Plan or Company Benefit Agreement.

(b)    Following the Continuation Period, to the extent that any of the existing Company Benefit Plans are discontinued, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all plans maintained by Parent, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the extent coverage under any such plan is necessary to replace coverage under the discontinued Company Benefit Plan in which such Company Employee participates immediately prior to the Effective Time.

(c)    Without limiting the generality of Section 5.03(a), from and after the Closing Date, Parent shall or shall cause the Surviving Corporation to assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any change in control severance agreement or other Company Benefit Agreement between the Company and any Company Employee) maintained by the Company or any Company Subsidiaries, in each case, as in effect on the Closing Date, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event) in accordance with their terms.

(d)    With respect to all Surviving Corporation Plans, including any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its respective subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any Company Subsidiaries (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of their respective subsidiaries; provided that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service or (ii) with respect to any benefit accrual under a defined benefit pension plan.

(e)    With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan, in each case, except to the extent it would result in any duplication of benefits.

(f)    The provisions of this Section 5.03 are solely for the benefit of the parties to this Agreement, and no Company Employee or any other Person (including any beneficiary or dependent thereof) shall be a third-party beneficiary of this Section 5.03, and no provision of this Section 5.03 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Company Benefit Agreement or any employee program or any plan or arrangement of Parent or any of its subsidiaries shall be construed to modify, amend, or establish any benefit plan, program or arrangement or in any way affect the ability of the parties hereto or any other Person to modify, amend or terminate any of its benefit plans, programs or arrangements.

SECTION 5.04    Indemnification.

(a)    All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company Charter, the Company By-laws, the organizational documents of any Company Subsidiary or any indemnification agreement listed on Section 5.04(a) of the Company Disclosure Letter between such Indemnified Party and the Company or any of the Company Subsidiaries that is in effect as of the date of this Agreement (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of this Agreement shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b)    Without limiting Section 5.04(a) or any rights of any Indemnified Party pursuant to any indemnification agreement listed on Section 5.04(a) of the Company Disclosure Letter, from and after the Effective Time, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to the fact that at or prior to the Effective Time the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors, whether in any case asserted or claimed before or after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, as and to the fullest extent provided in the Company Charter and Company By-laws (or the corresponding organizational documents of the applicable Company Subsidiary; provided that if such documents provide for a lesser degree of indemnification than as is provided in the Company Charter and Company By-laws, such Indemnified Party shall be indemnified and held harmless as and to the fullest extent provided in the Company Charter and Company By-laws as if they instead applied), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by the Company Charter and Company By-laws (or the corresponding organizational documents of the applicable Company Subsidiary; provided that if such documents require a greater undertaking than the Company Charter and Company By-laws, what is required by the Company Charter and Company By-laws shall instead apply), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding). Parent and the Surviving Corporation shall cooperate with each Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.04(b) shall continue in full force and effect for the period beginning upon the Effective Time until six years from the Effective Time; provided that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.

(c)    At or prior to the Effective Time, the Company shall use reasonable best efforts to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the Effective Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies (which amount the Company represents and warrants is set forth in Section 5.04(c) of the Company Disclosure Letter) (the “Maximum D&O Tail Premium”). If such “tail” insurance policies have been obtained by the Company, Parent shall use reasonable best efforts to cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and use reasonable best efforts to cause all its obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the Effective Time and ending six years from the Effective Time, Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of the Maximum D&O Tail Premium; provided further that if the annual premium of such insurance coverage exceeds the Maximum D&O Tail Premium, Parent or the Surviving Corporation shall be obligated to obtain the most advantageous policies available for an annual premium equal to such amount.

(d)    In the event that (i) Parent or the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees assume the obligations set forth in this Section 5.04.

(e)    Prior to the sixth anniversary of the Closing Date, the obligations of Parent and the Surviving Corporation under this Section 5.04 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.04 applies without the consent of such affected Indemnified Party. The provisions of this Section 5.04 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

SECTION 5.05    Fees and Expenses.

(a)    Except as set forth in Section 5.01, Section 5.04, this Section 5.05, Section 5.07, Section 5.15, Section 5.16(a) and Section 5.16(b), all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)    The Company shall pay to Parent or its designee a fee of $85,000,000 (if this Agreement is terminated prior to the Go-Shop Period End Date or, if after the Go-Shop Period End Date, in connection with a Company Takeover Proposal from an Excluded Party)) or, otherwise, $170,000,000 (the “Company Termination Fee”), in each case, if:

(i)    the Company terminates this Agreement pursuant to Section 7.01(f));

(ii)    Parent terminates this Agreement pursuant to Section 7.01(d); or

(iii)    (A) after the date of this Agreement, a Company Takeover Proposal is publicly proposed or announced or made known to the Company Board, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(h) or by Parent pursuant to Section 7.01(c) and (C) concurrently with or within twelve (12) months after such termination the Company enters into a definitive agreement to consummate, or consummates, a Company Takeover Proposal (regardless of whether a Company Takeover Proposal relates to the same Company Takeover Proposal referred to in clause (A)).

For purposes of this Section 5.05(b), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 4.03(h) except that all references to 20% shall be deemed to be references to 50%. Any fee due under this Section 5.05(b) shall be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within two business days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within two business days of the consummation of such Company Takeover Proposal. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times or for the occurrence of different events, and, in such event, the lowest Company Termination Fee shall be the amount payable.

(c)    Acceptance by Parent of the fee due under Section 5.05(b)(i) shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 7.01(f) (but not the amount of the Company Termination Fee). Notwithstanding anything in this Agreement to the contrary, in the event the Company Termination Fee described in this Section 5.05 is paid to Parent or its designee, such Company Termination Fee shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and the Company Subsidiaries and their respective current, former or future Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Company Termination Fee none of the Company or the Company Subsidiaries or any of their respective current, former or future Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, other than for Willful Breach to the extent set forth in the next sentence.

(d)    In the event that this Agreement is terminated by the Company pursuant to Section 7.01(b)(ii), Section 7.01(e) or 7.01(g) or by Parent pursuant to Section 7.01(b)(ii) or Section 7.01(b)(i) if the Company had the right to terminate this Agreement pursuant to Section 7.01(e) or 7.01(g) at such time, then the Company or its designee shall be entitled to receive and Parent shall pay to the Company, within two (2) business days following the date of such termination, an amount equal to $300,000,000 (the “Parent Termination Fee”). Notwithstanding anything in this Agreement to the contrary, in the event the Parent Termination Fee described in this Section 5.15 is paid to the Company, such Parent Termination Fee shall constitute the sole and exclusive remedy of the Company against the Third Party Financing Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Parent Termination Fee none of the Third Party Financing Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Any Parent Termination Fee due under this Section 5.05(d) shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times or for the occurrence of different events. Each of the parties acknowledges and agrees that the Parent Termination Fee shall not constitute a penalty but instead is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(e)    While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 8.10 and the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under no circumstances shall the Company or Parent be permitted or entitled to receive both (i) a grant of specific performance that results in the Merger Closing occurring and (ii) any money damages (including the Parent Termination Fee or the Company Termination Fee, as applicable).

(f)    Notwithstanding anything to the contrary in this Agreement, if Parent or Merger Sub breaches this Agreement (whether such breach is intentional and material, unintentional, willful or otherwise or is a Willful Breach) or fails to perform hereunder (whether such failure is intentional and material, unintentional, willful or otherwise or is a Willful Breach), the Company’s right to: (i) seek an injunction, specific performance or other equitable relief in accordance with the terms and limitations of Section 8.10; or (ii) terminate this Agreement and (A) receive the Parent Termination Fee if payable pursuant to Section 5.05(d) and (B) if the Parent Termination Fee is not payable pursuant to Section 5.05(d), seek money damages from Parent in the event of Parent’s or Merger Sub’s Willful Breach, shall be the sole and exclusive remedies (whether such remedies are sought in equity or at law, in contract, in tort or otherwise) of the Company and the Company Related Parties against the Parent Related Parties or the Third Party Financing Related Parties for any losses, damages, costs, expenses, obligations or liabilities arising out of or related to this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein), the transactions contemplated by this Agreement (or any failure of such transactions to be consummated), the Commitment Letters, the financings contemplated therein (or any failure of such financings to be consummated), or in respect of any oral representations made or alleged to be made in connection with this Agreement, the Commitment Letters, the transactions contemplated herein or therein or otherwise; provided that in no event shall Parent have any monetary liability or obligations pursuant to the foregoing clauses (A) and (B) in the aggregate in excess of the amount of the Parent Termination Fee and in no event shall the Company or any Company Related Party seek, directly or indirectly, to recover against any Parent Related Parties (other than Parent under the Confidentiality Agreement, to the extent set forth in and in accordance with the terms thereof) or Third Party Financing Related Parties, or compel payment by any Third Party Financing Related Parties (other than Parent under the Confidentiality Agreement, to the extent set forth in and in accordance with the terms thereof) or Parent Related Parties of, any damages or other payments whatsoever and in no event shall the Company or any Company Related Party seek, directly or indirectly, to recover against Parent and Merger Sub, or compel payment by Parent and Merger Sub of, any damages or other payments in excess of the amount of the Parent Termination Fee.

(g)    The Company agrees, on behalf of itself and its Non-Recourse Parties, and Parent and Merger Sub each agree, on behalf of itself and their respective Non-Recourse Parties, that all actions, claims, obligations, liabilities or causes of action (whether such remedies are sought in equity or at law, in contract, in tort or otherwise) arising out of or related to this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein), the transactions contemplated by this Agreement (or any failure of such transactions to be consummated), the Commitment Letters and the financings contemplated therein (or any failure of such financings to be consummated), or in respect of any oral representations made or alleged to be made in connection with this Agreement, the Commitment Letters or otherwise, in each case, may be made only against the Persons that are expressly identified as the parties to this Agreement and, in accordance with, and subject to the terms and conditions of this Agreement, except for claims that the Company or Parent may bring under, and pursuant to the terms and conditions of, the Confidentiality Agreement. Notwithstanding anything in this Agreement to the contrary, the Company hereby waives any and all claims against any and all Third Party Financing Related Parties arising out of this Agreement, the Merger, the Financing or any other Transaction.

SECTION 5.06    Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national or foreign securities exchange and except as contemplated, permitted or required by Section 4.03. The parties hereto agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties hereto.

SECTION 5.07    Transfer Taxes. Except as provided in Section 1.08(b) of this Agreement, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions and imposed on the Company or any Company Subsidiary shall be paid by the Surviving Corporation and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 5.08    Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Company, the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax Law. If the Company, the Surviving Corporation, Parent or the Paying Agent determines to withhold from any amounts payable under this Agreement, the Company, the Surviving Corporation, Parent or the Paying Agent will use commercially reasonable efforts to notify the recipient of such withholding at least five (5) business days prior to the date upon which such payment is to be made to provide such recipient with a reasonable opportunity to provide any form or documentation or take such other steps as may be required in order to eliminate or minimize any such withholding. Amounts withheld pursuant to the terms of this Agreement and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made.

SECTION 5.09    Stockholder Litigation. Until the termination of this Agreement in accordance with Article VII, the Company shall provide Parent an opportunity to participate in the defense, settlement and prosecution of any stockholder litigation against the Company or its directors relating to any Transaction (the “Transaction Litigation”) and consult with Parent with respect to the defense, settlement and prosecution of any such stockholder litigation, including the opportunity to review and to propose comments to all material filings or responses to be made by the Company in connection with any such stockholder litigation and the Company shall give reasonable and good faith consideration to any comments proposed by Parent. In no event shall the Company enter into, agree to or disclose any settlement with respect to such stockholder litigation without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned, except to the extent such settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any material restriction on the business or operations of the Company or any of the Company Subsidiaries or affiliates. Each of Parent and the Company shall notify the other promptly of the commencement of any such stockholder litigation of which it has received notice and prior to the Effective Time, each of (x) the Company and (y) Parent and Merger Sub shall promptly notify the other of all (i) notices and other communications received by the Company or the Company Subsidiaries or Parent or any of its subsidiaries from any Governmental Entity in connection with the Merger or any other transaction contemplated by this Agreement or from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Company Subsidiaries, Parent or Merger Sub and (ii) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings commenced or threatened against the Company or any of the Company Subsidiaries or the Company Board, or any committee thereof, or Parent or any of its subsidiaries, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement. For purposes of this Section 5.09 and

Section 1.07(d), “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent will not be afforded any decision making power or other authority over such Transaction Litigation; provided, that no settlement shall be offered or entered into or payment made without the consent of Parent (not to be unreasonably withheld or delayed). Notwithstanding anything to the contrary in the foregoing, any litigation relating to Appraisal Shares shall be governed by Section 1.07(d).

SECTION 5.10    Works Councils. The Company and the Company Subsidiaries shall comply in all material respects with all notification, consultation and other processes with respect to any works council, economic committee, union or similar body as required by applicable Law to effectuate the transactions contemplated by this Agreement, which may include any required notifications and consultation and other processes with respect to any works council, economic committee, union or similar body.

SECTION 5.11    Rule 16b-3 Matters. The Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 5.12    Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

SECTION 5.13    Stock Exchange Delisting. The Surviving Corporation shall cause the Company’s securities to be delisted from Nasdaq and deregistered under the Exchange Act as promptly as practicable following the Effective Time.

SECTION 5.14    No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

SECTION 5.15    Parent Financing.

(a)    Parent and Merger Sub shall, and shall cause their subsidiaries to, use their reasonable best efforts to obtain the Financing on the terms and subject only to the conditions described in the Commitment Letters, including using their reasonable best efforts to (i) promptly negotiate definitive agreements on the terms (including any market flex and securities demand provisions contained in the Debt Commitment Letter) and subject only to the conditions contained in the Commitment Letters so that such agreements are in effect on the Closing Date, (ii) promptly satisfy (or obtain a waiver to) or cause the satisfaction (or waiver) of all conditions in the Commitment Letters and the definitive agreements for the Financing (the “Financing Agreements”) applicable to, and within the control of, Parent or Merger Sub or any of their affiliates in such documents, (iii) consummate the Financing on or prior to the date on which the consummation of the Merger Closing is required to occur, (iv) enforce their rights under the Commitment Letters and (v) comply with and maintain in full force and effect the Commitment Letters.

(b)    In the event that, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under this Section 5.15, any portion of the Financing becomes unavailable on the terms and subject only to the conditions (including any market flex and securities demand provisions) contemplated in the Commitment Letters (unless such portion is not reasonably required to consummate the Transactions and to pay the Required Amount on the Closing Date), Parent shall, and shall cause its subsidiaries to, promptly (and in any event, within one business day) notify the Company thereof, and the reason for the unavailability, and use their reasonable best efforts to obtain, as promptly as practicable, alternative financing in an amount sufficient to pay the Required Amount as promptly as practicable following the occurrence of such event; provided that, without the prior written consent of the Company, such alternative financing shall not have any of the effects described in clauses (1) through (5) of Section 5.15(c)(i). Parent shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent with any portion of the Financing substantially concurrently with the execution thereof. The provisions of this Section 5.15 shall apply to any alternative financing mutatis mutandis. For the avoidance of doubt, the failure to arrange for any such alternative financing does not relieve Parent or Merger Sub of any of their obligations under this Agreement.

(c)    Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letters or definitive agreements relating to the Financing; provided that: (i) without the prior written consent of the Company, no such amendment, replacement, supplement, modification or waiver shall (1) reduce (or have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount in respect of the Financing) to less than the Required Amount (after giving effect to Parent’s available cash on hand), (2) add new conditions precedent or contingencies to the Financing or amend, replace, supplement or modify any existing conditions precedent or contingencies to the Financing in a manner adverse to Parent (or its affiliates) or that would reasonably be expected to prevent, impede or delay or make less likely to occur the funding of the Financing (or satisfaction of the conditions or contingencies to the Financing) on the Closing Date, (3) delay the funding of the Financing or reasonably be expected to prevent, impede or delay the availability of the Financing on the date upon which the Merger Closing is required to occur pursuant to Section 1.02, (4) waive any remedy available to Parent thereunder or adversely impact the ability of Parent to enforce or cause the enforcement of its rights under the Commitment Letters or the definitive agreements relating to the Financing, (5) impose obligations on the Company or its affiliates that would be effective prior to the Effective Time or (6) allow for the early termination of the Commitment Letters; and (ii) it is understood and agreed that Parent may amend the Commitment Letters to the extent permitted therein to add lenders, arrangers, bookrunners, agents, managers, purchasers or similar entities that have not executed the relevant Commitment Letter as of the date of this Agreement. Parent acknowledges and agrees that the certificate to be delivered by an authorized officer of the Company under paragraph 10 of Exhibit D of the Debt Commitment Letter or paragraph 9 of Exhibit D of the Preferred Equity Commitment Letter, in each case, with respect to the solvency of the Company may be delivered by an individual who is an authorized officer of the Company as of immediately prior to the Effective Time.

(d)    To the extent Parent obtains alternative financing pursuant to Section 5.15(b), or amends, replaces, supplements, modifies or waives any of the Financing pursuant to Section 5.15(c), references to the “Financing,” “Debt Financing,” “Commitment Letter,” “Debt Commitment Letter,” “Preferred Equity Commitment Letter,” and “Financing Agreement” (and other like terms in this Agreement) shall be deemed to refer to such alternative financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, modified or waived.

(e)    Parent shall keep the Company reasonably informed on a reasonably timely basis and in reasonable detail of the status of Parent’s efforts to arrange and obtain the Financing. Parent and Merger Sub shall provide the Company, upon reasonable request, with copies of agreements relating to the Financing and such other information and documentation regarding such Financing as shall be reasonably necessary or proper to allow the Company to monitor the progress of such financing activities. Without limiting the foregoing, Parent shall notify the Company promptly (and in any event within one business day) if at any time prior to the Closing Date: (i) the Commitment Letters or Financing Agreements expire or are terminated for any reason, (ii) Parent obtains knowledge of any material breach or default by any party to any Commitment Letter or Financing Agreement (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default), (iii) Parent receives any written notice or other communication from any Person providing a Commitment Letter or any Financing Agreement with respect to any (1) actual, potential or threatened breach, default, withdrawal, rescission, termination or repudiation (whether in whole or in part) by any party to the Commitment Letters or any Financing Agreement or (2) a dispute or disagreement between or among any parties to the Commitment Letters or any Financing Agreement with respect to the obligation to fund the Financings or the amount of the Financings to be funded upon the consummation of the Merger Closing or (iv) any other event or development occurs that Parent expects to have a material and adverse impact on the ability of Parent to obtain all or any material portion of the Financings contemplated by the Commitment Letters or any Financing Agreement on the terms, in the manner or from the sources contemplated by the Commitment Letters or the Financing Agreements or if Parent, for any reason, otherwise no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms described in the Commitment Letters or any Financing Agreement. As soon as reasonably practicable (but in any event within one business day after the date the Company delivers to Parent a written request therefor), Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i) through (iv) of the immediately preceding sentence. Parent shall furnish the Company drafts (when available) and thereafter true and complete and executed copies of the Financing Agreements promptly upon their execution.

(f)    The Company shall (i) provide the financial information related to the Company and its subsidiaries necessary to satisfy the conditions set forth in paragraph 5 of Exhibit D to each of the Preferred Equity Commitment Letter and the Debt Commitment Letter and (ii) use its reasonable best efforts to provide, and shall cause the Company Subsidiaries and their respective representatives to use their reasonable best efforts to provide all customary and reasonable cooperation in connection with the arrangement, obtaining and syndication of the Financing and the satisfaction of the conditions of the Commitment Letters to be satisfied as may be reasonably requested by Parent; including, in each case to the extent reasonable and customary for a financing of the type contemplated by the applicable Commitment Letters to use reasonable best efforts to:

(i)    cooperate in the preparation of any offering memorandum, private placement memorandum, prospectuses or similar documents, including bank information memoranda (including identifying any portion of the information included therein that constitutes material, non-public information, and including delivering customary representation letters and authorization letters), and any other documents required for the Financing contemplated by the Commitment Letters,

(ii)    upon reasonable advance notice to the Company from the Parent, make senior management of the Company reasonably available for meetings, due diligence sessions, drafting sessions and customary lender and “roadshow” presentations and ratings agency meetings,

(iii)    cooperate with prospective lenders, placement agents, initial purchasers, prospective purchasers and their respective advisors in performing their due diligence,

(iv)    enter into customary agreements with underwriters, initial purchasers, prospective purchasers or placement agents that provide that neither the Company nor any of the Company Subsidiaries shall have any liability or obligation thereunder prior to the Effective Time;

(v)    furnish the Parent and Merger Sub with (x) (A) audited statements of operations, shareholder’s equity and cash flows of VWR Corporation for the three (3) most recently completed fiscal years and the related audited consolidated balance sheets as of the end of the two (2) most recently completed fiscal years, in each case ended at least ninety (90) calendar days before the Closing Date and the related fiscal quarter of the prior fiscal year (assuming, for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur at the end of such Marketing Period) and (B) unaudited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of VWR Corporation for each subsequent fiscal quarter (other than the fourth fiscal quarter of the Company’s fiscal year) ended at least 45 calendar days prior to the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur at the end of such Marketing Period); provided, that Parent and Merger Sub each agree that as of the date hereof it has received the items listed in clause (x)(A) in satisfaction of such clause and (y) such other financial and operating information and data relating to the Company and its subsidiaries (1) necessary for Parent’s preparation of pro forma financial statements of the type customarily delivered by a borrower or issuer and necessary for the preparation of a customary confidential information memorandum or offering memorandum for first-lien secured revolving and term loan financing or the arrangement, marketing, syndication of loans contemplated by the Financing or the sale, resale, reallocation, assignment or transfer of preferred equity contemplated by the Preferred Equity Commitment Letter and (2) of the type customarily included in marketing materials for a Rule 144A offering of equity or debt securities of Parent or one of its subsidiaries (including information necessary for Parent’s preparation of customary pro forma financial statements in such marketing or offering materials); notwithstanding the foregoing and for the avoidance of doubt, the information provided pursuant to this Section 5.15(f)(v) shall not include any (A) consolidating financial statements, separate subsidiary financial statements and other financial statements and data that would be required by Sections 3-10 and 3-16 of Regulation S-X and Item 402 of Regulation S-K and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and other customary exceptions, (B) financial and operating information and data that has not previously been included in the Company SEC Documents (appropriately updated to the extent necessary so that such information or data does not contain as of the time provided any untrue statement of material fact or omit to state any material fact necessary in order to make it not materially misleading), (C) information relating to the proposed debt and equity capitalization, any synergies or any cost savings, (D) risk factors specifically relating to all or any component of the Debt Financing or (E) other information customarily excluded from a confidential information memorandum for a first lien secured and revolving term loan financing equivalent to the Debt Financing in all material respects or from marketing materials for a Rule 144A offering of debt securities (the information set forth in this Section 5.15(f)(v), the “Required Information”);

(vi)    cooperate and assist Parent in connection with the preparation of customary pro forma financial statements reflecting the Merger and the Financing; provided that neither the Company nor any of the Company Subsidiaries or Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization, any synergies or any cost savings that is required for such pro forma financial information;

(vii)    deliver notices of prepayment, redemption or termination within the time periods required by the relevant agreements governing the Company’s existing indebtedness under the Credit Facility, obtain customary payoff letters, lien terminations, instruments of discharge to be delivered at the Merger Closing and any possessory collateral delivered in connection with such indebtedness under the Credit Facility, and give any other necessary notices, to allow for the payoff, discharge and termination in full on the Merger Closing, of all of the Company’s existing indebtedness and liens under the Credit Facility;

(viii)    provide at least three (3) business days prior to the Closing Date, and solely to the extent requested in writing by Parent, Merger Sub or any Third Party Financing Related Parties at least ten (10) days prior to the Closing Date, all information about the Company as is reasonably requested with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(ix)    cooperate with Parent’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Financing; provided, that, the Company and its affiliates shall not be required to deliver or cause the delivery of any legal opinions related to the Financing;

(x)    assist Parent and the Third Party Financing Related Parties in the preparation of materials for rating agency presentations;

(xi)    obtain (a) customary accountant’s comfort letters with respect to the Company’s financial statements (which shall include customary “negative assurance” comfort) and directing such auditors to partake in customary accounting due diligence sessions and (b) customary consents of accountants for use of their auditor opinions in any materials relating to the Financing at the expense of and as reasonably requested by Parent on behalf of the Third Party Financing Related Parties;

(xii)    assist in the preparation, execution and delivery of definitive financing documents, including equity, guarantee and collateral documents and other certificates and documents as may reasonably be requested by Parent, provided that no such documentation shall be effective prior to the Effective Time;

(xiii)    facilitate the pledging of collateral for the Debt Financing, provided that no such pledge shall be effective prior to the Effective Time; and

(xiv)    cooperate with Parent to the extent within the control of the Company, and take all organizational actions, subject to the occurrence of the Merger Closing and not prior to the Effective Time, reasonably requested by Parent to permit the consummation of the Financing;

provided that (w) any information regarding the Company or any of the Company Subsidiaries contained in any materials in connection with the Financing shall be subject to the prior review of the Company, (x) none of the Company, the Company Subsidiaries or their directors, officers or employees shall be required to pledge any assets as collateral, execute any definitive agreement in respect of the Financing or any closing certificate or other agreement, or pay any commitment or other similar fee or incur any other liability or indebtedness in connection with the Financing prior to the Effective Time, (y) none of the directors of the Company or any Company Subsidiary shall be required to adopt any resolutions or take other action approving the agreements, documents or instruments pursuant to which the Financing is obtained that are effective prior to the Effective Time and (z) such cooperation shall not unreasonably interfere with the ongoing business or operations of the Company and the Company Subsidiaries. Parent shall be responsible for all fees and expenses related to the Financing and shall promptly reimburse upon request of the Company from time to time all out-of-pocket costs and expenses (including reasonable fees and expenses of counsel) incurred by the Company, the Company Subsidiaries and their affiliates and Representatives in connection with the arrangement of the Financing or in connection with the cooperation of the Company as contemplated by this Section 5.15 in each case, except to the extent suffered or incurred as a result of the material Willful Breach of this Agreement by the Company or any of the Company Subsidiaries or, in each case, their respective Representatives. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the provisions contained in this Section 5.15(f) represent the sole obligation of the Company and the Company Subsidiaries with respect to cooperation in connection with the arrangement of the Financing. The Company will, upon request of Parent, periodically use reasonable best efforts to update any Required Information (to the extent it is available) to be included in any offering document to be used in connection with such Financing so that Parent may ensure that such Required Information, when taken as a whole, does not contain as of the time provided, giving effect to any supplements, any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading.

(g)    Parent shall, and hereby agrees to, indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all damages and liabilities suffered or incurred by them in connection with the arrangement of the Financing. Nothing hereunder will require any officer or Representative of the Company to deliver any certificate or opinion or take any other action that would result in personal liability to such officer or representative. None of the Company or the Company Subsidiaries shall have any liability to Parent or Merger Sub in respect of any financial information or data or other information provided pursuant to this Section 5.15, including financial statements, except in the case of fraud. All non-public or other confidential information provided by the Company or its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors and purchasers that may become parties to the Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is an express third-party beneficiary.

(h)    Notwithstanding anything to the contrary contained herein, Parent acknowledges and agrees that its obligations to consummate the Merger or any other Transactions is not contingent upon Parent obtaining the Financing or any other third party financing.

(i)    In no event will the Equity Investors, Parent, Merger Sub or any of their respective affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub and the financing sources or potential financing sources of Parent, Merger Sub and such investors) enter into any Contract (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis or (ii) prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of the Company Subsidiaries or in connection with the Merger.

(j)    Parent, Merger Sub and any Equity Investor shall be entitled to assign, transfer, syndicate or otherwise dispose of (or enter into any agreement having the economic effect of the foregoing) any of the equity of Vail Holdco Corp., Parent and/or their subsidiaries to any Person (such a Person a “Transferee”); provided that following July 3, 2017, Parent and Merger Sub shall not, and shall cause their respective subsidiaries and the Equity Investors not to, directly or indirectly, assign, transfer, syndicate or otherwise dispose of (or enter into any agreement having the economic effect of the foregoing) any convertible preferred equity or common equity of Vail Holdco Corp., Parent and/or their subsidiaries to any Prohibited Foreign Person. Parent and Merger Sub shall cause any direct or indirect Transferee to be subject to and bound by the restrictions set forth in the prior sentence. A “Prohibited Foreign Person” is any Person that is a Foreign Person and (i) is beneficially owned by a Person or Persons organized, located, or resident in the People’s Republic of China or Russia and, upon the Merger Closing, would hold, in the aggregate, more than 5% of the equity in Vail Holdco Corp., Parent and/or their subsidiaries; (ii) upon the Merger Closing, would hold, in the aggregate, 10% or more of the equity in Vail Holdco Corp., Parent and/or their subsidiaries; or (iii) upon the Merger Closing, would possess any rights to control Vail Holdco Corp., Parent and/or their subsidiaries within the meaning of 31 C.F.R. § 800.204 (including, without limitation, a seat on the Board of Directors of the Vail Holdco Corp., Parent and/or their subsidiaries, board observer rights, and/or board participation rights); provided, that, subject to prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent and any Equity Investor may after July 3, 2017 directly or indirectly, assign, transfer, syndicate or otherwise dispose of (or enter into any agreement having the economic effect of the foregoing) greater than 10% of the convertible preferred equity or common equity of Vail Holdco Corp., Parent and/or their subsidiaries. to any Person organized, located or resident in Canada, Australia, Sweden, Japan, Singapore or the United Kingdom. Parent, Merger Sub and the Equity Investors shall cooperate and share information with each other in order to identify any Foreign Persons who would each hold, in the aggregate, more than 10% of the equity of Vail Holdco Corp., Parent and/or their subsidiaries. Parent and Merger Sub shall keep the Company informed in reasonable detail on a reasonably prompt basis as to the status and details of each Equity Investor’s syndication efforts, including the identities of all actual or potential syndication participants, if such Person is a Foreign Person, and the actual or contemplated dollar amount of such participant’s participation. On the date that is 70 days after the date hereof, Parent shall deliver to the Company a list of all of the Equity Investors syndication participants, indicating if such any such participant is a Foreign Person and the dollar amount of such participant’s participation.

SECTION 5.16    Treatment of Company Indebtedness.

(a)    The Company shall, as soon as reasonably practicable after Parent so requests in writing, issue, or use its reasonable best efforts to cause the Trustee (as defined below) to issue, a notice of optional redemption for some or all (which amount shall be specified in Parent’s written request) of the outstanding aggregate principal amount of VWR Funding, Inc.’s 4.625% Senior Notes due 2022 (the “Existing Notes”), to the extent permitted by and pursuant to the requisite provisions of the indenture (the “Indenture”) governing the Existing

Notes, dated as of March 25, 2015, among VWR Funding, Inc., the guarantors party thereto, Law Debenture Trust Company of New York, as trustee (the “Trustee”), Deutsche Bank AG, London Branch, as paying agent (the “Notes Paying Agent”) and Deutsche Bank Luxembourg S.A., as registrar and transfer agent; provided that such notice of optional redemption shall be conditioned upon one or more conditions precedent, including, but not limited to, the occurrence of the Merger Closing. The Company shall provide Parent with a reasonable opportunity to review and comment on drafts of the definitive documentation for any such redemption. The Company agrees to assist Parent upon reasonable request in making arrangements for redemption, defeasance, satisfaction and/or discharge of the Existing Notes pursuant to the Indenture and shall timely provide the Trustee with such officers’ certificates, legal opinions and other documentation required by the Indenture or reasonably requested by the Trustee in connection therewith. On or prior to any applicable redemption date, or if applicable, date of satisfaction and discharge, Parent shall deposit or cause to be deposited funds with the Trustee sufficient to effect such redemption and/or satisfaction and discharge, as applicable, as required pursuant to the terms of the Indenture (and in the event of any delay of the anticipated Effective Time, Parent shall deposit additional funds with the Trustee sufficient to satisfy such redemption, satisfaction, discharge and/or defeasance, as applicable, as required pursuant to the terms of the Indenture); provided that the release of any such funds shall be subject to the occurrence of the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of the Company Subsidiaries, as applicable, in connection with this Section 5.16(a).

(b)    Parent shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all liabilities and damages suffered or incurred by them in connection with any actions taken pursuant to this Section 5.16; provided, however, that Parent shall not have any obligation to indemnify and hold harmless any such party or person to the extent any such liabilities or damages suffered or incurred arose out of or result from the fraud or intentional misrepresentation of the Company, the Company Subsidiaries or their respective affiliates and Representatives.

SECTION 5.17    Proxy Statement.

(a)    The Company shall, with the assistance of Parent, prepare and file with the SEC, as promptly as practicable after the date of this Agreement (and in any event within 20 business days), the Proxy Statement in preliminary form. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Unless the Company Board has made an Adverse Recommendation Change or an Intervening Event Adverse Recommendation Change in accordance with Section 4.03, the Company Board Recommendation shall be included in the Proxy Statement.

(b)    Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to the filing of the Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which the Company shall consider in good faith. Each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. The Company shall cause the Proxy Statement to be mailed to holders of Company Common Stock as of the record date established for the Stockholders Meeting promptly (but in any event no more than five business days) after the date on which the Company is informed that the SEC has no further comments on the Proxy Statement.

(c)    If at any time prior to the Stockholders Meeting any information relating to the Company or Parent, or any of their respective affiliates, should be discovered by a party hereto, which information should be set forth in an amendment or supplement to the Proxy Statement, the party that discovers such information shall promptly notify the other party and the Company shall prepare (with the assistance of Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to use reasonable best efforts to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by applicable Law.

SECTION 5.18    Stockholders Meeting. The Company, acting through the Company Board (or a duly appointed committee thereof), shall promptly as practicable following the date on which the Company is informed that the SEC has no further comments on the Proxy Statement (the “SEC Clearance Date”), use reasonable best efforts to take all action required under the DGCL, the Company Charter, the Company By-laws and the applicable requirements of Nasdaq necessary to promptly and duly call and give notice of, convene and hold as promptly as practicable a meeting of its stockholders for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the “Stockholders Meeting”); provided that the Stockholders Meeting shall be duly called and notice thereof given within five (5) business days of the SEC Clearance Date and set to be held on a date not later than thirty (30) days following the date on which such notice is given; provided, however, that the Company may postpone, recess or adjourn such meeting solely (i) to the extent required by Law, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote or (iii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum is necessary to conduct the business of the Stockholders Meeting. The Company, acting through the Company Board (or a committee thereof), shall, subject to Section 4.03, (a) make the Company Board Recommendation and include in the Proxy Statement the Company Board Recommendation and, subject to the consent of the Financial Advisor, the written opinion of the Financial Advisor, and (b) use its reasonable best efforts to obtain the Company Requisite Vote. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Stockholders Meeting if this Agreement is validly terminated.

ARTICLE VI

Conditions Precedent to the Merger

SECTION 6.01    Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)    No Legal Restraints. No Judgment issued by any Governmental Entity of competent jurisdiction or Law or other legal prohibition (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b)    Stockholder Approval. This Agreement shall have been duly approved by holders of Company Common Stock constituting the Company Requisite Vote.

(c)    Antitrust Approvals. (i) Any applicable waiting period under the HSR Act and any Foreign Antitrust Law of any jurisdiction listed on Section 6.01(c) of the Company Disclosure Letter applicable to the consummation of the Merger shall have expired or otherwise been terminated and (ii) any required clearances, consents, approvals and waivers under any Foreign Antitrust Law of any jurisdiction listed on Section 6.01(c) of the Company Disclosure Letter applicable to the consummation of the Merger shall have been obtained.

(d)    CFIUS Approval. The CFIUS Approval shall have been obtained, if applicable.

(e)    FIRB Approval. The Treasurer of the Commonwealth of Australia (or his or her delegate) (i) shall have provided written notice that there are no objections under the FATA to the acquisition contemplated by this Agreement, either on an unconditional basis or subject only to conditions acceptable to Parent, acting reasonably; or (ii) shall have become precluded by passage of time from making any order or decision under Division 2 of Part 3 of the FATA in respect of the acquisition contemplated by this Agreement; whichever first occurs first (the “FIRB Condition”). For the purposes of the FATA, Sections 1.01, 1.02, 1.03, and 1.08 of this Agreement will not bind the parties and the Merger Closing will not proceed unless and until this condition is satisfied. For purposes of the FIRB Condition, Parent acknowledges that standard tax compliance conditions imposed by Treasurer of the Commonwealth of Australia (or his delegate) consistent with those set out in Part A of Attachment A of Guidance Note 47 (Tax Conditions) issued by the Foreign Investment Review Board (updated 24 November 2016) will be acceptable to Parent.

SECTION 6.02    Conditions to the Obligations of Parent and Merger Sub. The respective obligation of Parent and Merger to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)    (A) The representations and warranties of the Company set forth in Article II (other than those set forth in Sections 2.01, 2.02(a)–(d), 2.04, 2.08(a), 2.19, and 2.20) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect,” it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (G) of the definition of the term “Company Material Adverse Effect” are not excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, such effect shall similarly not be excluded for purposes of this clause (A)), (B) the representations and warranties of the Company set forth in Sections 2.01, 2.04, 2.19 and 2.20 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), (C) the representation and warranty of the Company set forth in Section 2.02(a)–(d) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), except where the failure of any such representations and warranties to be true and correct, would not, individually or in the aggregate, be reasonably expected to result in additional net cost, expense or liability to the Company, Parent, Merger Sub or their respective affiliates of $15,000,000 or more, and (D) the representations and warranties of the Company set forth in Section 2.08(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation and warranty expressly relates to a specified date (in which case on and as of such specified date).

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations to be performed by it at or prior to the Merger Closing under this Agreement.

(c)    Certificate. Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

SECTION 6.03    Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article III shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation and warranty expressly relates to a specified date (in which case on and as of such specified date) other than for such failures to be true and correct that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations to be performed by it at or prior to the Merger Closing under this Agreement.

(c)    Certificate. The Company shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01    Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)    by mutual written consent of Parent, Merger Sub and the Company;

(b)    by either Parent or the Company:

(i)    if the Closing Date has not occurred on or before November 4, 2017 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose material breach of this Agreement has been the primary cause of, or resulted in, the failure of the Merger to occur on or prior to such date; provided further, however, that if the conditions set forth in Section 6.01(c), Section 6.01(d) or Section 6.01(e) shall not have been satisfied or waived as of the Outside Date, then the Outside Date shall automatically extend, without any action on the part of any party hereto, to the date that is three months after the Outside Date;

(ii)    if CFIUS notifies Parent or the Company in writing that CFIUS intends to send a report to the President of the United States for decision on the matter or DSS refuses to accept any Remedial Actions whatsoever to mitigate FOCI; or

(iii)    if any Legal Restraint permanently preventing or prohibiting the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have complied in all material respects with its obligations under Section 5.02 in respect of any such Legal Restraint (treating Parent and Merger Sub as one party);

(c)    by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach and (y) the second (2nd) business day prior to the Outside Date (provided that Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement);

(d)    by Parent, prior to the date of the Stockholders Meeting, if an Adverse Recommendation Change has occurred;

(e)    by the Company, if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub of such breach and (y) the second (2nd) business day prior to the Outside Date (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement);

(f)    by the Company if (i) the Company Board has received a Superior Company Proposal that did not result from a breach of the Company’s obligations under Section 4.03, (ii) the Company Board has complied with the provisions of Section 4.03(d) and (iii) the Company has paid, or simultaneously with the termination of this Agreement pays, the fee due under Section 5.05;

(g)    by the Company if (A) all of the conditions set forth in Section 6.01 and 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Merger Closing but subject to such conditions being capable of being satisfied at the Merger Closing), (B) Parent or Merger Sub fail to complete the Merger Closing by the date the Merger Closing is required to have occurred pursuant to Section 1.02, (C) the Company has delivered an written notice to Parent confirming that, if the Financing is funded, it stands ready, willing and able to consummate the Merger and other Transactions and (D) Parent and Merger Sub fail to consummate the Merger within two business days following delivery of such written confirmation to Parent; or

(h)    by either the Company or Parent if the approval by the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Company Requisite Vote at the Stockholders Meeting (or any adjournments or postponements thereof) at which the Merger is voted upon.

SECTION 7.02    Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except that, subject to Section 5.05(c) and (d), nothing herein shall relieve any party (treating Parent and Merger Sub as one party) from liabilities or obligations resulting from the Willful Breach by such party (treating Parent and Merger Sub as one party) of any representation, warranty or covenant set forth in this Agreement), other than, Section 2.19, Section 3.06, the last sentence of Section 5.01, Section 5.05, the fee and expense obligations of Parent in Section 5.15(f), the last sentence of Section 5.15(g), Section 5.16(a), Section 5.16(b), this Section 7.02, Section 7.03 and Article VIII, which provisions shall survive such termination.

SECTION 7.03    Amendment; Extension; Waiver. This Agreement may be amended by the parties at any time prior to the Closing Date. At any time prior to the Closing Date, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement. This Agreement may not be amended or supplemented after the Closing Date.

(a)    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties prior to the Closing Date. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party prior to the Closing Date. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. No amendments or modifications to the provisions of which the Third Party Financing Related Parties or Non-Recourse Parties are expressly made third-party beneficiaries pursuant to Section 8.07(a) shall be permitted in a manner materially adverse to any such Third Party Financing Related Party or Non-Recourse Party without the prior written consent of such Third Party Financing Related Party or Non-Recourse Party (which shall not be unreasonably withheld, conditioned or delayed).

SECTION 7.04    Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.01 or an amendment of this Agreement or an extension or waiver with respect to this Agreement pursuant to Section 7.03 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its board of directors or the duly authorized designee of its board of directors. Termination of this Agreement pursuant to Section 7.01 shall not require the approval of the stockholders of the Company.

ARTICLE VIII

General Provisions

SECTION 8.01    No Survival of Representations and Warranties. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions shall survive the Effective Time (and there shall be no liability after the Effective Time in respect thereof). Notwithstanding the foregoing, this Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

SECTION 8.02    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by facsimile, by registered or certified mail (postage prepaid, return receipt requested), or by email to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Parent or Merger Sub, to

Avantor, Inc.

3477 Corporate Parkway

Center Valley, PA 18034

Fax: (610) 573-2602

Attention: Joseph Braun, Chief Legal Officer

Email: joseph.braun@avantorinc.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Fax: (212) 455-2502

Attention: Alan Klein

                 Elizabeth A. Cooper

                 Benjamin P. Schaye

Email:      aklein@stblaw.com;

                 ecooper@stblaw.com

                 Ben.Schaye@stblaw.com

(b)    if to the Company, to

VWR Corporation

Radnor Corporate Center

Building One, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

Fax: (484) 881-6535

Attention: George Van Kula, General Counsel

Email: George_VanKula@vwr.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Fax: (312) 862-2200

Attention: R. Scott Falk, P.C.

                 Sanford E. Perl, P.C.

                 Mark A. Fennell, P.C.

Email:      sfalk@kirkland.com

                 sperl@kirkland.com

                 mfennell@kirkland.com

SECTION 8.03    Definitions. For purposes of this Agreement:

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise; provided, however, that, for purposes of Section 5.02, in no event shall the Parent, Merger Sub or any of their Subsidiaries be considered an affiliate of any direct or indirect portfolio company of any investment fund affiliated with New Mountain Capital, L.L.C. nor shall any direct or indirect portfolio company of any investment fund affiliated with New Mountain Capital, L.L.C. be considered to be an affiliate of the Parent, Merger Sub or any of their subsidiaries.

“Book-Entry Shares” means shares of Company Common Stock not represented by certificates and held in the Direct Registration System.

A “business day” means any day on which the principal offices of the SEC in Washington, D.C., are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means, if CFIUS staff formally or informally requests the Parties to submit a CFIUS Notice, or if Parent or the Company determines it is advisable to submit a CFIUS Notice related to the Transactions contemplated by this Agreement (as set forth in

Section 5.02(b)), or if a CFIUS Investigation has commenced for any reason, then Parent and the Company shall have received written notice from CFIUS that its review under the Exon-Florio Amendment of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the Exon-Florio Amendment, and any investigation related thereto, has been concluded with respect to the Transactions or CFIUS shall have sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice submitted by the Company and Parent and either (i) the period under the Exon-Florio Amendment during which the President may announce his decision to take action to suspend or prohibit the transactions contemplated hereby shall have expired without any such action being announced or taken or (ii) the President shall have announced a decision not to take any action to suspend or prohibit the Transactions.

“CFIUS Investigation” means, prior to the Closing, a CFIUS review or investigation of the transactions contemplated by this Agreement under the Exon-Florio Amendment.

“Company ESPP” means the Company’s 2014 Employee Stock Purchase Plan as amended or modified in accordance with its terms.

“Company Material Adverse Effect” means any change, event, circumstance, effect or occurrence that (i) has, or would be reasonably expected to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement in any material respect; provided, however, that for purpose of clause (i), none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, circumstance, effect or occurrence that results or arises from (A) general conditions in the industries in which the Company and the Company Subsidiaries operate, (B) general economic or regulatory, legislative or political conditions (or changes therein after the date hereof) or securities, credit, financial or other capital markets conditions (including changes after the date hereof generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States, the European Union or elsewhere in the world in which the Company or the Company Subsidiaries operate, (C) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (D) any changes after the date hereof, in geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts or threat of war (whether or not declared), sabotage, terrorism or any epidemics, (E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (F) the failure of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the execution, announcement and pendency of any of the Transactions, including any Proceeding in respect of this Agreement or any Transactions, (H) any legal or related Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company or the Company Board relating to, in connection with or arising out of the Merger or the other Transactions, including Schedule 14D-9, (I) to the extent resulting from the announcement of the Transactions and this Agreement, any loss of or change in relationship with any customer, supplier, vendor, service provider, collaboration partner or any other business partner, or departure of any employee or officer, of the Company or any of the Company Subsidiaries, (J) (1) any action taken by the Company or any of the Company Subsidiaries at Parent’s written request or with Parent’s written consent or (2) the failure to take any action by the Company or any of the Company Subsidiaries to the extent that Parent fails to give its consent after receipt of a written request therefor if (a) that action is prohibited by this Agreement and (b) had such action been taken, no Company Material Adverse Effect would have occurred, and (K) the identity of Parent, Merger Sub or their respective affiliates, except, in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Related Party” means the Company and the Non-Recourse Parties of the Company.

“Company Stock Option” means any option (other than rights under the Company ESPP) to purchase Company Common Stock issued under the Company Stock Plan.

“Company Stock Plan” means the Company’s 2014 Equity Incentive Plan as amended or modified in accordance with its terms.

A “Contract” means, with respect to any person, any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument to which such person or its subsidiaries is a party or by which any of their respective properties, rights or assets is bound.

“Credit Facility” means the Credit Agreement, dated as of September 28, 2015, among VWR Funding Inc., each of the Foreign Subsidiary Borrowers from time to time party thereto, Citibank, N.A., as administrative agent and collateral agent for the Lenders, Citibank, N.A., Barclays Bank PLC, Goldman Sachs Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and PNC Capital Markets LLC, as joint lead arrangers, Barclays Bank PLC and Goldman Sachs Bank USA, as co-syndication agents, Mizuho Bank, Wells Fargo Bank, National Association and BBVA Compass, as co-documentation agents, Sumitomo Mitsui Banking Corporation, as senior managing agent, and TD Bank, N.A., as managing agent

“Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

“DSS Approval” means DSS shall have signed and returned to the Company an executed counterpart of the commitment letter submitted by Parent and the Company approving in principle the measures to be implemented to mitigate any FOCI issues arising from the participation of Parent in the Transactions.

“Equity Investors” means the equityholders of Parent and/or Vail Holdco Corp.

“Exon-Florio Amendment” means Section 721 of Title VII of the Defense Production Act of 1950, as amended (as codified at 50 U.S.C. § 4565) and the regulations promulgated thereunder.

“FATA” means the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth).

“FIRB” means the Foreign Investment Review Board of Australia.

“Intellectual Property” means all intellectual and industrial property rights, including the following, in each case to the extent protectable under applicable Law: (a) issued patents and pending patent applications, together with any reissues, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith; (b) all trademarks, service marks, trade dress, logos and slogans and other source identifiers, together with any applications, registrations and renewals in connection therewith, and all goodwill associated with any of the foregoing; (c) Internet domain names; (d) copyrights and copyrightable works of authorship and any applications, registrations and renewals in connection therewith; and (e) trade secrets and know-how, including inventions, technologies, processes, methods, formulae and data.

“knowledge” means (a) in the case of the Company, the actual knowledge of the individuals listed on Section 8.03(a) of the Company Disclosure Letter and (b) in the case of Parent and Merger Sub, the actual knowledge of the individuals listed on Section 8.03(b) of the Company Disclosure Letter.

“made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, (i) that it has been made publicly available by the filing by the Company with, or furnishing by the Company to, the SEC or (ii) inclusion and availability in the virtual data room hosted by RR Donnelly in connection with the Transactions, in the case of clauses (i) and (ii), on or prior to 8:00 p.m. New York time on the business day prior to the execution of this Agreement.

“Marketing Period” means the first period of twenty (20) consecutive calendar days after the date of this Agreement during which Parent shall have received the Required Information; provided, however, that (w) the Marketing Period shall not commence until the earliest to occur of (1) the date on which the conditions in Section 6.01 and Section 6.02 are satisfied (other than those conditions therein that by their terms or nature are to be satisfied at the Merger Closing, but subject to such conditions being capable of being satisfied if the Merger Closing were to occur on any date within such period) and (2) January 2, 2018 and (3) October 4, 2017 (but in the case of this clause (3) only if at such time the conditions set forth in Section 6.01 (other than Section 6.01(c), Section 6.01(d) and Section 6.01(e)) and Section 6.02 (other than those conditions therein that by their terms or nature are to be satisfied at the Merger Closing, but subject to such conditions being capable of being satisfied as of such date) are satisfied or waived as of such date and the conditions set forth Section 6.01(c), Section 6.01(d) and Section 6.01(e) have been satisfied, waived and/or would reasonably be expected to be satisfied by the Outside Date (assuming no extension)); (x) none of May 29, 2017, July 3, 2017, July 4, 2017, November 22, 2017, November 23, 2017 and November 24, 2017 shall be deemed a calendar day for purposes of calculating the requisite number of days in the Marketing Period, (y) if the Marketing Period has not been completed prior to August 18, 2017, then the Marketing Period shall not commence until on or after September 5, 2017 and (z) if the Marketing Period has not been completed prior to December 19, 2017, then the Marketing Period shall not commence until on or after January 2, 2018; provided further, however, that, the Marketing Period shall not be deemed to have commenced if prior to the completion of the Marketing Period, (i) KPMG LLP shall have withdrawn its audit opinion with respect to any of the audited financial statements included in the Required Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to such audited consolidated financial statements included in the Required Information, by KPMG LLP or another independent public accounting firm of recognized national standing or otherwise reasonably acceptable to Parent, (ii) the Company Board (or audit committee thereof) shall have determined that a restatement of any financial statements included in the Required Information is required in accordance with GAAP, in which case such Marketing Period may not commence unless and until such restatement has been completed or the Company has determined and confirmed in writing to Parent and the Lenders that no such restatement is required in accordance with GAAP, (iii) the financial statements included in the Required Information that is available to Parent on the first day of any such twenty (20) consecutive calendar day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive calendar day period to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive calendar day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive calendar day period or (iv) the Required Information contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements contained therein not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission. If the Company reasonably believes (in good faith) that it has provided all of the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), so long as at the time of delivery of such notice all other requirements of this definition are satisfied, in which case the Company shall be deemed to have satisfied its requirements on the date specified in such notice and, subject to the provisos in the preceding sentence, the “Marketing Period” shall be deemed to have commenced on the date specified in such notice, unless Parent reasonably believes (in good faith) that the Company has not completed the delivery of the Required Information and within two (2) business days after the delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not yet delivered to satisfy its obligations) (it being understood and agreed that, subject to the provisos in the preceding sentence, the Marketing Period shall commence on the first (1st) business day following the date on which the Company delivers, or causes to be delivered, the Required Information specifically identified by Parent in such notice).

“NISPOM” means the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions thereof.

“Non-Recourse Party” means, with respect to a party to this Agreement, any of such party’s former, current and future direct or indirect equity holders, controlling Persons, directors, officers, employees, legal counsel, financial advisors, agents, Representatives, affiliates, members, managers, general or limited partners, successors or assignees (or any former, current or future equity holder, controlling Person, director, officer, employee, legal counsel, financial advisors, agent, Representative, affiliate, member, manager, general or limited partner, successor or assignee of any of the foregoing).

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially delays (a) the consummation of the Merger and the other Transactions or (b) the ability of Parent or Merger Sub to perform their obligations under this Agreement in any material respect.

“Parent Related Party” means Parent, Merger Sub and their respective Non-Recourse Parties.

A “Person” means any individual, firm, corporation, partnership, company, limited liability company, estate, trust, joint venture, association, organization, Governmental Entity or other entity of any kind or nature or natural person.

A “Representative” of any Person means such Person’s officers, directors, employees, affiliates, investment bankers, attorneys, consultants, agents, financial advisors, other advisors or other representatives.

“Securitization Facility” means the Receivable Purchase Agreement, dated as of November 4, 2011, as amended, among VWR Receivables Funding, LLC, VWR International, LLC, the various Conduit Purchasers (as defined therein) from time to time party thereto, the various Related Committed Purchasers (as defined therein( from time to time party thereto, the various Purchaser Agents (as defined therein) from time to time party thereto, the various LC Participants (as defined therein) from time to time party thereto and PNC Bank, National Association, as administrator and as issuer of Letters of Credit (as defined therein).

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Receivables Agreement” means the Income Tax Receivable Agreement, dated as of October 7, 2014, by and between the Company and VDH, as amended or modified in accordance with its terms.

“Third Party Financing Related Party” means any Lender or Preferred Equity Investor and any of its former, current and future direct or indirect equity holders, controlling Persons, directors, officers, employees, legal counsel, financial advisors, agents, Representatives, affiliates, members, managers, general or limited partners, successors or assignees (or any former, current or future equity holder, controlling Person, director, officer, employee, legal counsel, financial advisors, agent, Representative, affiliate, member, manager, general or limited partner, successor or assignee of any of the foregoing).

“U.S. Antitrust Laws” shall mean the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C.

§§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; and all other U.S. federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other U.S. Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with knowledge that such party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of this Agreement.

SECTION 8.04    Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “shall” shall be construed to have the same meaning as the word “will.” The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “or” shall not be exclusive. The phrase “date of this Agreement” shall be deemed to refer to May 4, 2017. All references to “dollars” or “$” shall refer to the lawful currency of the United States. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.05    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.06    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.07    Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.

(a)    This Agreement, the Voting Agreement and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement, the Voting Agreement and the Confidentiality Agreement and (ii) except for Section 5.04 and for the rights of the Third Party Financing Related Parties pursuant to Sections 5.05(d), 7.03(a), 8.10(c), 8.11 and 8.13 and this Section 8.07, are not intended to confer upon any Person other than the parties any rights or remedies. Notwithstanding clause (ii) of the immediately preceding sentence, following the Effective Time the provisions of Article I shall be enforceable by holders of Certificates and holders of Book-Entry Shares

(b)    Except for the representations and warranties contained in Article II or in the certificate delivered pursuant to Section 6.02(c), each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company, the Company Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that neither Parent nor Merger Sub has relied upon the Company or any of the Company Subsidiaries, or any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor any of the Company Subsidiaries, nor any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as expressly set forth in Article II of this Agreement or in the certificate delivered pursuant to Section 6.02(c).

(c)    Except for the representations and warranties expressly set forth in Article III, the Voting Agreement, the Commitment Letters and in the certificate delivered pursuant to Section 6.03(c), none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or in any certificate or other document delivered in connection with this Agreement.

SECTION 8.08    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 8.09    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement; provided further that any such assignment shall not otherwise impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns. Notwithstanding anything to the contrary contained in this Section 8.09, Parent and Merger Sub may pledge their rights hereunder as security to the Lenders or any of their financing sources (or any agent or collateral trustee for any such person); provided that no such assignment shall relieve Parent of any of its obligations hereunder.

SECTION 8.10    Specific Enforcement; Jurisdiction.

(a)    The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 8.10(c), without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of the Company to cause Parent and Merger Sub to cause the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this

Agreement. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right none of the parties would have entered into this Agreement.

(b)    Notwithstanding anything to the contrary in this Agreement, including Section 8.10(a), it is explicitly agreed that the Company shall have the right to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent and Merger Sub’s obligations to effect the Merger Closing, if and only if: (i) the Marketing Period has ended and Parent is required to complete the Merger Closing pursuant to Section 1.02 and Parent fails to complete the Merger Closing by the date the Merger Closing is required to have occurred pursuant to Section 1.02, (ii) the financing provided for by the Financing (or, if alternative financing, as the case may be) has been funded or will be funded in accordance with the terms of the Commitment Letter at the Merger Closing and (iii) the Company has irrevocably confirmed in writing that, if specific performance is granted and the Financing is funded, then the Merger Closing will occur in accordance with Article I.

(c)    Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware for the purpose of any Proceeding arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in any Delaware state or Federal court. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 8.02 (provided that nothing in this Section 8.10(c) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Merger or any of the other Transactions in any court other than the Delaware Court of Chancery (or, if the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Notwithstanding anything to the contrary in this Agreement, each of the parties hereto acknowledges and irrevocably agrees: (i) that any Proceeding, whether at law or in equity, in contract, in tort or otherwise, involving the Third Party Financing Related Parties arising out of, or relating to this Agreement, the Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the Borough of Manhattan and any appellate court thereof, and each of the parties submits to the exclusive jurisdiction of such court with respect to any such legal proceeding; (ii) not to bring or permit any of their affiliates to bring or support anyone else in bringing any such Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in the Commitment Letter or in Section 8.02 will be effective service of process against them for any such Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by applicable Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court; (v) that any such Proceeding will be governed and construed in accordance with the laws of the State of New York. and (vi) to waive and hereby waive, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any such Proceeding

SECTION 8.11    Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement, the Merger or any other Transaction. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 8.11.

SECTION 8.12    Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

SECTION 8.13    No Recourse. Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective subsidiaries and affiliates that no Non-Recourse Party or any Third Party Financing Related Party shall have any liability relating to this Agreement or any of the Transactions except to the extent expressly agreed to in writing by such Non-Recourse Party or such Third Party Financing Related Party (as applicable).

SECTION 8.14    Cooperation. The parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Transactions and to carry out the intent and purposes of this Agreement.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

AVANTOR, INC., as Parent,

By:	/s/ Michael Stubblefield
	Name:	Michael Stubblefield
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

VAIL ACQUISITION CORP, as Merger Sub,

By:	/s/ Andre Moura
	Name:	Andre Moura
	Title:	Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

VWR CORPORATION, as Company, by

By:	/s/ Manuel A.H. Brocke-Benz
	Name:	Manuel A.H. Brocke-Benz
	Title:	President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

Exhibit A

to

Agreement and Plan of Merger

Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VWR CORPORATION

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is VWR Corporation.

SECOND: The name and address of the registered agent of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be Common Stock having a par value per share of $0.01.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation, but any bylaws adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH: (a) To the fullest extent permitted by the General Corporation Law of the State of Delaware as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader rights than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty as a director.

(b) Any amendment, repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification with respect to any act, omission or other matter occurring prior to such amendment, repeal or modification.

SEVENTH: To the fullest extent permitted by the General Corporation Law of the State of Delaware, the Corporation acknowledges that: (i) each stockholder

(subject to the proviso below), director employed by New Mountain Capital, L.L.C. or one of its affiliates, officer affiliated with New Mountain Capital, L.L.C or one of its affiliates and any other officer or director of the Corporation specifically designated by New Mountain Capital, L.L.C or one of its affiliates (collectively, the “Exempted Persons”) shall have no duty (contractual or otherwise) not to, directly or indirectly, engage in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries, including those deemed to be competing with the Corporation or any of its subsidiaries; and (ii) in the event that any Exempted Person acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Corporation, then such Exempted Person shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Corporation or any of its subsidiaries, as the case may be, and shall not be liable to the Corporation or its affiliates or stockholders for breach of any duty (contractual or otherwise) by reason of the fact that such Exempted Person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Corporation; provided, however, that this Article SEVENTH shall not apply to stockholders who are also officers or employees of the Corporation or any subsidiary of the Corporation (other than officers affiliated with New Mountain Capital, L.L.C or one of its affiliates (other than the Corporation)) or who are permitted transferees of any such person.

Exhibit B

to

Agreement and Plan of Merger

Index of Defined Terms

Location of Defined Term	Definition

Acceptable Confidentiality Agreement	Section 4.03(h)
Adverse Recommendation Change	Section 4.03(d)
affiliate	Section 8.03
Agreement	Preamble
Anti-Corruption Laws	Section 2.15(b)
Antitrust Laws	Section 2.05(b)
Appraisal Shares	Section 1.07(d)
Authorizations	Section 2.15(a)
Bankruptcy, Equity and Indemnity Exception	Section 2.04(a)
Book-Entry Shares	Section 8.03
business day	Section 8.03
Certificate of Merger	Section 1.03
Certificates	Section 1.08(b)
CFIUS	Section 8.03
CFIUS Approval	Section 8.03
CFIUS Investigation	Section 8.03
CFIUS Notice	Section 5.02(b)
Closing Date	Section 1.02
Code	Section 2.09(f)
Commitment Letters	Section 3.10(a)
Commonly Controlled Entity	Section 2.11(h)(i)
Company	Preamble
Company Balance Sheet	Section 2.06(d)
Company Benefit Agreement	Section 2.11(h)(ii)
Company Benefit Plan	Section 2.11(h)(iii)
Company Board	Section 2.04(b)
Company Board Recommendation	Section 2.04(b)
Company By-laws	Section 2.01
Company Charter	Section 2.01
Company Common Stock	Section 1.07
Company Disclosure Letter	Article II
Company Employee	Section 5.03(a)
Company ESPP	Section 8.03
Company Intellectual Property	Section 2.17(b)
Company Material Adverse Effect	Section 8.03
Company Preferred Stock	Section 2.02(a)
Company Registered Intellectual Property	Section 2.17(a)
Company Related Party	Section 8.03
Company Requisite Vote	Section 2.04(a)

Company RSUs	Section 1.09(b)
Company SEC Documents	Section 2.06(a)
Company Stock Option	Section 8.03
Company Stock Option Cash Consideration	Section 1.09(a)
Company Stock Plan	Section 8.03
Company Subsidiaries	Section 2.03(a)
Company Systems	Section 2.17(e)
Company Takeover Proposal	Section 4.03(h)
Company Termination Fee	Section 5.05(b)
Confidentiality Agreement	Section 5.01
Consent	Section 2.05(b)
Continuation Period	Section 5.03(a)
Contract	Section 8.03
control	Section 8.03
Credit Facility	Section 8.03
DDTC	Section 2.05(b)
Debt Commitment Letter	Section 3.10(a)
Debt Financing	Section 3.10(a)
DGCL	Section 1.01
Direct Registration System	Section 8.03
DOJ	Section 5.02(b)
DSS	Section 2.05(b)
Effective Time	Section 1.03
Environmental Law	Section 2.16(b)
Equity Financing	Section 3.10(a)
Equity Investors	Section 8.03
ERISA	Section 2.11(h)(iii)
Exchange Act	Section 2.05(b)
Excluded Party	Section 4.03(h)
Existing D&O Policies	Section 5.04(c)
Existing Notes	Section 5.16(a)
Exon-Florio Amendment	Section 8.03
Filed Company SEC Documents	Article II
Financial Advisor	Section 2.19
Financing	Section 3.10(a)
Financing Agreements	Section 5.15(a)
FIRB Condition	Section 6.01(d)
FOCI	Section 5.02(d)
Foreign Antitrust Laws	Section 2.05(b)
Foreign Person	Section 3.13
FSE	Section 2.15(c)
FTC	Section 5.02(b)
GAAP	Section 2.06(c)
Go-Shop Period	Section 4.03(a)
Go-Shop Period End Date	Section 4.03(a)
Governmental Entity	Section 2.05(b)

group	Section 4.03(h)
HSR Act	Section 2.05(b)
Indemnified Party	Section 5.04(b)
Indenture	Section 5.16(a)
Intellectual Property	Section 8.03
Intervening Event	Section 4.03(h)
Intervening Event Adverse Recommendation Change	Section 4.03(d)
ITAR	Section 2.05(b)
Judgment	Section 2.05(a)
knowledge	Section 8.03
Law	Section 2.05(a)
Leased Real Property	Section 2.12
Leases	Section 2.12
Legal Restraints	Section 6.01(a)
Lenders	Section 3.10(a)
Liens	Section 2.03(a)
made available	Section 8.03
Marketing Period	Section 8.03
Maximum D&O Tail Premium	Section 5.04(c)
Measurement Date	Section 2.02(a)
Merger	Recitals
Merger Closing	Section 1.02
Merger Consideration	Recitals
Merger Sub	Preamble
Nasdaq	Section 2.05(b)
No-Shop Period Start Date	Section 4.03(c)
Non-Recourse Party	Section 8.03
Notes Paying Agent	Section 5.16(a)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 2.12
Parent	Preamble
Parent Material Adverse Effect	Section 8.03
Parent Related Party	Section 8.03
Parent Termination Fee	Section 5.05(d)
Paying Agent	Section 1.08(a)
Payment Fund	Section 1.08(a)
Permitted Liens	Section 2.12
Person	Section 8.03
Preferred Equity Commitment Letter	Section 3.10(a)
Preferred Equity Financing	Section 3.10(a)
Preferred Equity Investor	Section 3.10(a)
Proceeding	Section 2.14
Prohibited Foreign Person	Section 5.15(j)
Proxy Statement	Section 2.07
Qualifying Company Takeover Proposal	Section 4.03(c)
Remedial Action	Section 5.02(c)

Representative	Section 8.03
Required Amount	Section 3.10(d)
Required Information	Section 5.15(f)
Restricted Stock	Section 1.09(c)
Sanctions Authority	Section 2.15(c)
SDN	Section 2.15(c)
SEC	Article II
SEC Clearance Date	Section 5.18
Section 262	Section 1.07(d)
Securities Act	Section 2.06(b)
Securitization Facility	Section 8.03
Solvent	Section 3.11
Specified Contract	Section 2.13(a)
SSI	Section 2.15(c)
subsidiary	Section 8.03
Stockholders Meeting	Section 5.18
Superior Company Proposal	Section 4.03(h)
Surviving Corporation	Section 1.01
Surviving Corporation Plans	Section 5.03(b)
Takeover Law	Section 2.20
Tax Receivables Agreement	Section 8.03
Tax Return	Section 2.09(i)(i)
Taxes	Section 2.09(i)(ii)
Third Party Financing Related Party	Section 8.03
Transactions	Recitals
Transfer Taxes	Section 5.07
Trustee	Section 5.16(a)
U.S. Antitrust Laws	Section 8.03
VDH	Recitals
Voting Agreement	Recitals
Voting Company Debt	Section 2.02(c)
Willful Breach	Section 8.03

85